As Filed with the Securities and Exchange Commission on March 26, 1999
                                          Registration No.
                                                             811-08635
===========================================================================
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                 FORM N-4

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

              Pre-Effective Amendment No.                [ ]

              Post-Effective Amendment No.                [ ]

                                  and/or

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

             Amendment No.   6                             [X]

                            Variable Account A
                        (Exact Name of Registrant)

                  Keyport Benefit Life Insurance Company
                            (Name of Depositor)

               125 High Street,  Boston, Massachusetts 02110
     (Address of Depositor's Principal Executive Offices)  (Zip Code)

     Depositor's Telephone Number, including Area Code:  617-526-1400

                       Bernard R. Beckerlegge, Esq.
                  Keyport Benefit Life Insurance Company
                              125 High Street
                             Boston, MA 02110
                  (Name and Address of Agent for Service)

                                Copies to:

                            Joan E. Boros, Esq.
            Jorden Burt Boros Cicchetti Berenson & Johnson LLP
                    1025 Thomas Jefferson Street, N.W.
                           Washington, DC 20007

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective:
( ) immediately upon filing pursuant to paragraph (b) of Rule 485
( ) on [date] pursuant to paragraph (b) of Rule 485
( ) 60 days after filing pursuant to paragraph (a)(1) of Rule 485
( ) on [date] pursuant to paragraph (a)(1) of Rule 485

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Variable Portion of the Contracts Funded Through the Separate Account.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.
===========================================================================
=

Exhibit List on Page ____


                    CONTENTS OF REGISTRATION STATEMENT


                             The Facing Sheet

                             The Contents Page

                           Cross-Reference Sheet


                                  PART A

                                Prospectus


                                  PART B

                    Statement of Additional Information


                                  PART C

                               Items 24 - 32

                              The Signatures

                                 Exhibits

                            VARIABLE ACCOUNT A

                  KEYPORT BENEFIT LIFE INSURANCE COMPANY

                     CROSS REFERENCE TO ITEMS REQUIRED
                                BY FORM N-4

N-4 Item       Caption in Prospectus

 1.            Cover Page
 2.            Glossary of Special Terms
 3.            Summary of Expenses
 4.            Performance Information
 5.            Keyport Benefit and the Variable Account
               Eligible Funds
 6.            Deductions
 7.            Allocations of Purchase Payments
               Transfer of Variable Account Value
               Substitution of Eligible Funds and Other Variable Account
                  Changes
               Modification of the Certificate
               Death Provisions for Non-Qualified Certificates
               Death Provisions for Qualified Certificates
               Certificate Ownership
               Assignment
               Partial Withdrawals and Surrender
               Annuity Benefits
               Suspension of Payments
               Inquiries by Certificate Owners
 8.            Annuity Provisions
 9.            Death Provisions for Non-Qualified Certificates
               Death Provisions for Qualified Certificates
               Annuity Options
10.            Purchase Payments and Applications
               Variable Account Value
               Valuation Periods
               Net Investment Factor
               Sales of the Certificates
11.            Partial Withdrawals and Surrender
               Option A:  Income For a Fixed Number of Years
               Right to Revoke
12.            Tax Status
13.            Legal Proceedings
14.            Table of Contents - Statement of Additional Information

               Caption in Statement of Additional Information

15.            Cover Page
16.            Table of Contents
17.            Keyport Benefit Life Insurance Company
18.            Safekeeping of Assets, Experts
19.            Not applicable
20.            Principal Underwriter
21.            Investment Performance
22.            Variable Annuity Benefits
23.            Financial Statements





                                  PART A




                     ___________, 1999 Prospectus for

                                 New York
                 Keyport Advisor Charter Variable Annuity







                 Including Eligible Fund Prospectuses for

                    AIM VARIABLE INSURANCE FUNDS, INC.

                          THE ALGER AMERICAN FUND

               ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

                     LIBERTY VARIABLE INVESTMENT TRUST

                    STEINROE VARIABLE INVESTMENT TRUST

                  TEMPLETON VARIABLE PRODUCTS SERIES FUND


















                         Annuities are:
                            not insured by the FDIC;
                            not a deposit or other obligation of, or
                               guaranteed by, the depository institution;
                            subject to investment risks, including the
                               possible loss of principal amount invested.

---------------------------------------------------------------------------
                              Prospectus for

               The Keyport Advisor Charter Variable Annuity

                      Group Flexible Purchase Payment
                    Deferred Variable Annuity Contracts

                                 issued by

                            Variable Account A
                                    of
                  Keyport Benefit Life Insurance Company
---------------------------------------------------------------------------

This prospectus describes the Keyport Advisor Charter variable annuity group Contracts and Certificates offered by Keyport Benefit Life Insurance Company. All discussion of Certificates applies to the Contracts unless specified otherwise.

Under the Certificate, you may elect to have value accumulate on a variable or fixed basis. You may also elect to receive periodic annuity payments on either a variable or a fixed basis. This prospectus generally describes only the variable features of the Certificate. For a summary of the Fixed Account and its features, see Appendix A. The Certificates are designed to help you in your retirement planning. You may purchase them on a tax qualified or non-tax qualified basis. Because they are offered on a flexible payment basis, you are permitted to make multiple payments.

We will allocate your purchase payments to the investment options and the Fixed Account in the proportions you choose. The Certificate currently offers twenty-three investment options, each of which is a Sub-account of Variable Account A. Currently, you may choose among the following Eligible
Funds:

AIM VARIABLE INSURANCE FUNDS, INC.: AIM V.I. Capital Appreciation Fund and AIM V.I. Value Fund

THE ALGER AMERICAN FUND: Alger American Growth Portfolio and Alger American Small Capitalization Portfolio

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.: Global Bond Portfolio; Premier Growth Portfolio and Technology Portfolio

LIBERTY VARIABLE INVESTMENT TRUST: Colonial Global Equity Fund, Variable Series; Colonial High Yield Securities Fund, Variable Series; Colonial International Horizons Fund, Variable Series; Colonial Small Cap Value, Variable Series; Colonial Strategic Income Fund, Variable Series; Colonial U.S. Growth and Income Fund, Variable Series; Crabbe Huson Real Estate Investment Fund, Variable Series; Liberty All-Star Equity Fund, Variable Series; Newport Tiger Fund, Variable Series; Progress High Alpha Concentration Fund, Variable Series and Stein Roe Global Utilities Fund, Variable Series

STEINROE VARIABLE INVESTMENT TRUST: Stein Roe Balanced Fund, Variable Series; Stein Roe Growth Stock Fund, Variable Series; Stein Roe Money Market Fund, Variable Series; and Stein Roe Mortgage Securities Fund, Variable Series

TEMPLETON VARIABLE PRODUCTS SERIES FUND: Templeton Developing Markets Fund

You may not purchase a Certificate if either you or the Annuitant are 90 years old or older before we receive your application. You may not purchase a tax-qualified Certificate if you or the Annuitant are 75 years old or older before we receive your application (age 90 applies to Roth IRAs).

The purchase of a Contract or Certificate involves certain risks. Investment performance of the Eligible Funds to which you may allocate purchase payments may vary. We do not guarantee any minimum Certificate Value for amounts allocated to the Eligible Funds. Benefits provided by this Certificate, when based on the Fixed Account, may be subject to a market value adjustment, which may result in an upward or downward adjustment in withdrawal benefits, death benefits, settlement values, transfers to Eligible Funds, or periodic income payments.

The Variable Account may offer other certificates with different features, fees and charges, and other Sub-accounts which may invest in different or additional mutual funds. Separate prospectuses and statements of additional information will describe other certificates. The agent selling the Certificates has information concerning the eligibility for and the availability of the other certificates.

This prospectus contains important information about the Contracts and Certificates you should know before investing. You should read it before investing and keep it for future reference. We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission. The current SAI has the same date as this prospectus and is incorporated by reference in this prospectus. You may obtain a free copy by writing us at 125 High Street, Boston, MA 02110, by calling (800) 437-4466, or by returning the postcard on the back cover of this prospectus. A table of contents for the SAI appears on page ___ of this prospectus.

The date of this prospectus is __________, 1999.

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             TABLE OF CONTENTS
                                                                    Page
Definitions                                                          3
Summary of Certificate Features                                      4
Fee Table                                                            7
Examples
Explanation of Fee Table and Examples                                7
Performance Information                                              8
Keyport Benefit and the Variable Account                             9
Purchase Payments and Applications                                   10
Investments of the Variable Account                                  11
  Allocations of Purchase Payments                                   11
  Eligible Funds                                                     12
  Transfer of Variable Account Value                                 14
  Limits on Transfers
  Substitution of Eligible Funds and Other Variable Account Changes  15
Deductions                                                           15
  Deductions for Certificate Maintenance Charge                      15
  Deductions for Mortality and Expense Risk Charge                   16
  Deductions for Daily Distribution Charge                           16
  Deductions for Surrender Charge                                    16
  Deductions for Transfers of Variable Account Value                 17
  Deductions for Premium Taxes                                       18
  Deductions for Income Taxes                                        18
  Total Variable Account Expenses                                    18
  Certificate Value Deductions
Other Services                                                       18
The Certificates                                                     19
  Variable Account Value                                             19
  Valuation Periods                                                  20
  Net Investment Factor                                              20
  Modification of the Certificate                                    20
  Right to Revoke                                                    20
Death Provisions for Non-Qualified Certificates                      20
  Death of Primary Owner, Joint Owner or Annuitant
  Death Benefit
  Payment of Death Benefit
Death Provisions for Qualified Certificates                          22
Certificate Ownership                                                22
Assignment                                                           22
Partial Withdrawals and Surrender                                    22
Annuity Provisions                                                   23
  Annuity Benefits                                                   23
  Annuity Option and Income Date                                     23
  Change in Annuity Option and Income Date                           23
  Annuity Options                                                    23
  Variable Annuity Payment Values                                    24
  Proof of Age, Sex, and Survival of Annuitant                       24
Suspension of Payments                                               25
Year 2000 Matters
Tax Status                                                           25
  Introduction                                                       25
  Taxation of Annuities in General                                   25
  Qualified Plans                                                    26
  Tax-Sheltered Annuities                                            27
  Individual Retirement Annuities                                    27
  Corporate Pension and Profit-Sharing Plans                         27
  Deferred Compensation Plans with Respect to
    Service for State and Local Governments                          27
Variable Account Voting Privileges                                   27
Sales of the Certificates                                            28
Legal Proceedings                                                    28
Inquiries by Certificate Owners                                      28
Table of Contents--Statement of Additional Information               29
Appendix A--The Fixed Account (also known as the Modified
  Guaranteed Annuity Account)                                        30
Appendix B--Telephone Instructions                                   33
Appendix C--Systematic Withdrawal Program                            34


                                DEFINITIONS

Accumulation Unit: A unit of measurement which we use to calculate Variable Account Value.

Annuitant: The natural person on whose life annuity benefits are based and who will receive annuity payments starting on the Income Date.

Certificate Anniversary: Each anniversary of the Certificate Date.

Certificate Date: The date when the Certificate becomes effective.

Certificate Owner ("you"): The person(s) having the privileges of ownership defined in the Certificate.

Certificate Value: The sum of the Variable Account Value and the Fixed Account Value.

Certificate Withdrawal Value: The Certificate Value increased or decreased by a market value adjustment that applies to any Fixed Account Value less any premium taxes, certificate maintenance charge and surrender charge.

Certificate Year: Each 12-month period beginning on the Certificate Date and each Certificate Anniversary thereafter.

Company ("we", "us", "our", "Keyport Benefit"): Keyport Benefit Life Insurance Company.

Covered Person: The person(s) identified in the Certificate whose death may result in an adjustment of Certificate Value, a waiver of any surrender charges and a waiver of any market value adjustment or whose medical stay in a hospital or nursing facility may allow the Certificate Owner to be eligible for either a total or partial waiver of the surrender charge.

Designated Beneficiary: The person designated to receive any death benefits under the Certificate.

Eligible Funds: The underlying mutual funds in which the Variable Account invests.

Fixed Account: Part of our general account to which purchase payments or Certificate Values may be allocated or transferred.

Fixed Account Value: The value of all Fixed Account amounts accumulated under the Certificate prior to the Income Date.

Guarantee Period Anniversary: An anniversary of a Guarantee Period's Start
Date.

Guarantee Period Month: The first Guarantee Period Month is the monthly period which begins on the Start Date. Later Guarantee Period Months begin on the same day in the following months.

Guarantee Period Year: The 12-month period which begins on the Start Date. Guarantee Period Years thereafter begin on each Guaranteed Period
Anniversary.

In Force: The status of the Certificate before the Income Date so long as it is not totally surrendered, the Certificate Value under a Certificate does not go to zero, and there has not been a death of the Annuitant or any Certificate Owner that will cause the Certificate to end within at most five years of the date of death.

Income Date: The date on which annuity payments are to begin.

Non-Qualified Certificate: Any Certificate that is not issued under a Qualified Plan.

Qualified Certificate: Certificates issued under Qualified Plans.

Qualified Plan: A retirement plan which receives special tax treatment under Sections 401, 403(b), 408(b) or 408A of the Internal Revenue Code ("Code") or a deferred compensation plan for a state and local government or another tax exempt organization under Section 457 of the Code.

Start Date: The date money is first allocated to a Guarantee Period of the Fixed Account.

Variable Account: Variable Account A which is a separate investment account of the Company into which purchase payments under the Certificates may be allocated. The Variable Account is divided into Sub-accounts which invest in shares of an Eligible Fund.

Variable Account Value: The value of all Variable Account amounts accumulated under the Certificate prior to the Income Date.

Written Request: A request written on a form satisfactory to us, signed by you and a disinterested witness, and filed at our office.

                      SUMMARY OF CERTIFICATE FEATURES

Because this is a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus and Statement of Additional Information before deciding to invest. Further, individual state requirements, which are different from the information in this prospectus, are described in supplements to this prospectus or in endorsements to the Certificate.

The Certificate

The Certificate is a flexible premium deferred variable annuity certificate. It is designed for retirement planning purposes. It allows you to allocate purchase payments to and receive annuity payments from the Variable Account and/or the Fixed Account.

The Variable Account is a separate investment account we maintain. If you allocate payments to the Variable Account, your accumulation values and annuity payments will fluctuate according to the investment performance of the Eligible Funds chosen.

The Fixed Account is part of our "general account", which consists of all our assets except the Variable Account and the assets of other separate investment accounts we maintain. If you allocate payments to the Fixed Account, your accumulation value will increase at guaranteed interest rates and annuity payments will be of a fixed amount. Any surrender, withdrawal, transfer or annuitization of your values in the Fixed Account may be subject to a market value adjustment, which could increase or decrease the applicable amount. (See Appendix A for more information on the Fixed Account.)

If you allocate payments to both the Variable and the Fixed Accounts, the accumulation value and annuity payments will be variable in part and fixed in part.

Purchase of the Certificate

You may (except in Oregon) make multiple purchase payments. The minimum initial payment is $5,000. For individual retirement annuities the minimum payment is $2,000. The minimum amount for each subsequent payment is $1,000 or a lesser amount as we may permit from time to time which is currently $250. For payments made under the systematic investment program, the minimum payment is $50. (See "Purchase Payments and Applications".)

Investment Choices

You can allocate and reallocate your investment among the Sub-accounts of the Variable Account which in turn invest in the Eligible Funds. Each Eligible Fund holds its assets separately from the assets of the other Eligible Funds. Each has its own investment objectives and policies described in the accompanying prospectuses for the Eligible Funds. Under the Certificate, the Variable Account currently invests in the following:

AIM Variable Insurance Funds, Inc. ("AIM Insurance Funds")
  AIM V.I. Capital Appreciation Fund ("AIM Capital Appreciation")
  AIM V.I. Value Fund ("AIM Value")

The Alger American Fund ("Alger American Fund")
  Alger American Growth Portfolio ("Alger Growth")
  Alger American Small Capitalization Portfolio ("Alger Small Cap")

Alliance Variable Products Series Fund, Inc. ("Alliance Series Fund")
  Global Bond Portfolio ("Alliance Global Bond")
  Premier Growth Portfolio ("Alliance Premier Growth")
  Technology Portfolio ("Alliance Technology")

Liberty Variable Investment Trust ("Liberty Trust")
  Colonial Global Equity Fund, Variable Series ("Colonial Global Equity") Colonial High Yield Securities Fund, Variable Series ("Colonial High
     Yield Securities")
  Colonial International Horizons Fund, Variable Series ("Colonial Int'l
     Horizons")
  Colonial Small Cap Value Fund, Variable Series ("Colonial Small Cap
     Value")
  Colonial Strategic Income Fund, Variable Series ("Colonial Strategic
     Income")
  Colonial U.S. Growth and Income Fund, Variable Series ("Colonial U.S.
     Growth and Income")
  Crabbe Huson Real Estate Investment Fund, Variable Series ("Crabbe
     Huson Real Estate")
  Liberty All-Star Equity Fund, Variable Series ("Liberty All-Star Equity") Newport Tiger Fund, Variable Series ("Newport Tiger")
  Progress High Alpha Concentration Fund, Variable Series ("Progress
     High Alpha")
  Stein Roe Global Utilities Fund, Variable Series ("Stein Roe Global
     Utilities")

SteinRoe Variable Investment Trust ("SteinRoe Trust")
  Stein Roe Balanced Fund, Variable Series ("Stein Roe Balanced")
  Stein Roe Growth Stock Fund, Variable Series ("Stein Roe Growth Stock") Stein Roe Money Market Fund, Variable Series ("Stein Roe Money Market") Stein Roe Mortgage Securities Fund, Variable Series ("Stein Roe Mortgage
     Securities")

Templeton Variable Products Series Fund ("Templeton Series Fund")
  Templeton Developing Markets Fund ("Templeton Developing Markets")

Fees and Charges

     Surrender Charge.
There are no sales charges at the time of your purchase payment. We may deduct a charge in the event of a total or partial surrender. That charge is based on a table of charges. See page ____. The charge will not exceed 7% of that portion of the amount you surrender that represents purchase payments you made during the seven years immediately preceding your request for surrender. (See "Deductions for Surrender Charge".)

     Mortality and Expense Risk Charge.
We deduct a mortality and expense risk charge at an annual rate of 1.25% of the average daily net asset value of the Variable Account. (See "Deductions for Mortality and Expense Risk Charge".)

     Distribution Charge.
We deduct a daily distribution charge at an annual rate of .15% of the average daily net asset value of the Variable Account. (See "Deductions for Daily Distribution Charge".)

     Certificate Maintenance Charge.
We deduct an annual $36 certificate maintenance charge from Variable Account Value for administrative expenses. Prior to the Income Date, we reserve the right to change this charge for future years. In certain instances, we may waive this charge. (See "Deductions for Certificate Maintenance Charge".)

     Transfer Charge.
Currently, there is no transfer charge. However, the Certificate permits us to charge you up to $25 for each transfer in excess of 12 in each year your Certificate is In Force.

     Premium Taxes.
In some states we incur premium taxes, currently ranging from 0% to 5.0%. We charge these premium taxes against your Certificate Value. (See "Deductions for Premium Taxes".)

     Federal Income Taxes.
You will not pay federal income taxes on the increases in the value of your Certificate. However, if you make a withdrawal in the form of a lump sum payment, annuity payment, or make a gift or assignment you will be subject to federal income taxes on the increases in value of your Certificate and may also be subject to a 10% federal penalty tax. (See "Tax Status".)

Right to Revoke

Generally, you may revoke the Certificate by returning it to us within 10 days after you receive it. We will refund your Certificate Value as of the date we receive the returned Certificate. You will bear the investment risk during the revocation period. (See "Right to Revoke".)

                                 FEE TABLE

                  Certificate Owner Transaction Expenses

Sales Load Imposed on Purchases:                                  0%
Maximum Surrender Charge
  (as a percentage of purchase payments):                         7%

         Years from Date of Payment      Sales Charge
                    1                         7%
                    2                         6%
                    3                         5%
                    4                         4%
                    5                         3%
                    6                         2%
                    7                         1%
                    8 or later                0%

Maximum Total Certificate Owner Transaction Expenses
  (as a percentage of purchase payments):                        7%

Annual Certificate Maintenance Charge:                         $36

Transfer Charge (Maximum of $25):                              $ 0

                     Variable Account Annual Expenses
                  (as a percentage of average net assets)

Mortality and Expense Risk Charge:                               1.25%
Distribution Charge:                                              .15%
Total Variable Account Annual Expenses:                          1.40%

      AIM Insurance Funds, Alger American Fund, Alliance Series Fund, Liberty Trust, SteinRoe Trust and Templeton Series Fund Annual Expenses1
          (After any Fee Waivers and/or Expense Reimbursements)2
                  (as a percentage of average net assets)

                                                             Total Fund
                            Management  Rule 12b-1   Other   Operating
Fund                           Fees     ___Fees___  Expenses  Expenses

AIM Capital Appreciation        .63%                  .05%       .68%
AIM Value                       .62%                  .08%       .70%
Alger Growth                    .75%                  .04%       .79%
Alger Small Cap                 .85%                  .04%       .89%
Alliance Global Bond3            .56%       .25%       .38%      1.19%
Alliance Premier Growth3         .63%       .25%       .09%       .97%
Alliance Technology3             .60%       .25%       .09%       .94%
Colonial Global Equity3
Colonial High Yield Securities  .60%                  .20%       .80%
Colonial Int'l Horizons3
Colonial Small Cap Value        .80%                  .20%      1.00%
Colonial Strategic Income
Colonial U.S. Growth and Income .80%                  .14%       .94%
Crabbe Huson Real Estate3
Liberty All-Star Equity         .80%                  .20%      1.00%
Newport Tiger
Progress High Alpha3
Stein Roe Global Utilities      .65%                  .18%       .83%
Stein Roe Balanced              .45%                  .21%       .66%
Stein Roe Growth Stock          .50%                  .21%       .71%
Stein Roe Money Market          .35%                  .25%       .60%
Stein Roe Mortgage Securities   .40%                  .30%       .70%
Templeton Developing Markets3   1.25%       .25%       .33%      1.83%

The above expenses for the Eligible Funds were provided by the Funds. We have not independently verified the accuracy of the information.

1All Trust and Fund expenses are for 1998. The AIM Insurance Funds, Liberty Trust and SteinRoe Trust expenses reflect such Fund's or Trust's manager's agreement to reimburse expenses above certain limits (see footnote 2).

2The manager of AIM Insurance Funds may from time to time waive all or a portion of its advisory fees and/or assume certain expenses of the AIM Insurance Funds. Fee waivers or reductions, other than those contained in the AIM Insurance Funds' advisory agreement, may be modified or terminated at any time. The AIM Insurance Funds' manager did not waive advisory fees or assume expenses as of the date of this prospectus.

The manager of Alger American Fund has agreed to reimburse Alger Growth and Alger Small Cap, to the extent that annual operating expenses, excluding interest, taxes, fees for brokerage services and extraordinary expenses, exceed 1.50% of a fund's average daily net assets for any fiscal year. The Alger American Fund's manager was not required to reimburse expenses as of the date of this prospectus.

The manager of Liberty Trust has agreed until April 30, 2000 to reimburse all expenses, including management fees, but excluding interest, taxes, brokerage, and other expenses which are capitalized in accordance with accepted accounting procedures, and extraordinary expenses, in excess of the following percentage of average net assets of each Eligible Fund: 1.25% for Crabbe Huson Real Estate; 1.00% for Colonial Global Equity, Colonial Int'l Horizons, Colonial Small Cap Value, Colonial U.S. Growth and Income, Liberty All-Star Equity, Newport Tiger, Progress High Alpha, and Stein Roe Global Utilities; and .80% for Colonial High Yield Securities. The following percentages are what the expenses would be without any expense reimbursement: for Crabbe Huson Real Estate--1.05% for management fees and 1.83% for total expenses; for Colonial High Yield Securities--.55% for other expenses and 1.15% for total expenses; for Colonial Small Cap Value--
 .55% for other expenses and 1.35% for total expenses; and for Liberty All-Star Equity--.65% for other expenses and 1.45% for total expenses.

The manager of SteinRoe Trust has agreed until April 30, 2000 to reimburse all expenses, including management fees, in excess of the following percentage of the average net assets of the following Eligible Funds: for Stein Roe Balanced--.75%; for Stein Roe Growth Stock--.80%; for Stein Roe Mortgage Securities--.70%; and for Stein Roe Money Market--.65%. The SteinRoe Trust's manager was not required to reimburse expenses as of the date of this prospectus.

3The Eligible Fund has a distribution plan or "Rule 12b-1 Plan" which is described in the Fund's prospectus.

                                 EXAMPLES

Example #1 - If you surrender your Certificate at the end of the periods shown you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets.

Sub-account                              1 year  3 years  5 years  10 years
AIM Capital Appreciation
AIM Value
Alger Growth
Alger Small Cap
Alliance Global Bond
Alliance Growth & Income
Alliance Technology
Colonial Global Equity
Colonial High Yield Securities
Colonial Int'l Horizons
Colonial Small Cap Value
Colonial Strategic Income
Colonial U.S. Growth and Income
Crabbe Huson Real Estate
Liberty All-Star Equity
Newport Tiger
Progress High Alpha
Stein Roe Global Utilities
Stein Roe Balanced
Stein Roe Growth Stock
Stein Roe Money Market
Stein Roe Mortgage Securities
Templeton Developing Markets

Example #2 - If you annuitize or if you do not surrender your Certificate at the end of the periods shown, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets.

Sub-account                              1 year  3 years  5 years  10 years
AIM Capital Appreciation
AIM Value
Alger Growth
Alger Small Cap
Alliance Global Bond
Alliance Growth & Income
Alliance Technology
Colonial Global Equity
Colonial High Yield Securities
Colonial Int'l Horizons
Colonial Small Cap Value
Colonial Strategic Income
Colonial U.S. Growth and Income
Crabbe Huson Real Estate
Liberty All-Star Equity
Newport Tiger
Progress High Alpha
Stein Roe Global Utilities
Stein Roe Balanced
Stein Roe Growth Stock
Stein Roe Money Market
Stein Roe Mortgage Securities
Templeton Developing Markets

                   EXPLANATION OF FEE TABLE AND EXAMPLES

The purpose of the fee table is to illustrate the expenses you may directly or indirectly bear under a Certificate. The table reflects expenses of the Variable Account as well as the Eligible Funds. You should read "Deductions" in this prospectus and the sections relating to expenses of the Eligible Funds in their prospectuses. The fee table and examples do not include any taxes or tax penalties you may be required to pay if you surrender your Certificate.

We deduct surrender charges only if you totally or partially surrender the Certificate. You will not incur a surrender charge in the following instances:

     o In the first Certificate Year, you may withdraw an aggregate amount up to the Certificate's earnings. Earnings equal the Certificate Value at the time of withdrawal less purchase payments not previously withdrawn.

     o  In the second and later Certificate Years you may withdraw:
         (a) earnings, and
         (b) an amount up to (i) 10% of the Certificate Value as of the preceding Certificate Anniversary, (ii) less earnings.

The examples assume you did not make any transfers. We reserve the right to impose a transfer fee after we notify you. Currently, we do not impose any transfer fee. Premium taxes are not shown. We deduct the amount of any premium taxes (which range from 0% to 5%) from Certificate Value upon full surrender or annuitization.

We waive the certificate maintenance charge on the first Certificate Anniversary and in certain other instances.

The fee table and examples should not be considered a representation of past or future expenses and charges of the Sub-accounts. Your actual expenses may be greater or less than those shown. Similarly, the 5% annual rate of return assumed in the example is not an estimate or a guarantee of future investment performance. See "Deductions" in this prospectus, "Management" in the prospectus for AIM Insurance Funds, "Management of the Fund" in the prospectuses for the Alger American Fund and the Alliance Series Fund, "Trust Management Organizations" and "Expenses of the Funds" in the prospectus for Liberty Trust, "How the Funds are Managed" in the prospectus for SteinRoe Trust, and "Portfolio Management" in the prospectus for Templeton Series Fund.

The Certificates described in this prospectus have not previously been made available for sale, and may include fees and charges that are different from our other variable annuity contracts. These differences will produce differing Accumulation Unit values. Therefore, no condensed financial information is provided. Our full financial statements and those for the Variable Account are in the Statement of Additional Information.

                          PERFORMANCE INFORMATION

The Variable Account may from time to time advertise certain performance information concerning its various Sub-accounts.

Performance information is not an indicator of either past or future performance of a Certificate.

The Sub-accounts may advertise total return information for various periods of time. Total return performance information is based on the overall percentage change in value of a hypothetical investment in the Sub-account over a given period of time.

Average annual total return information shows the average annual compounding percentage change applied to the value of an investment in the Sub-account from the beginning of the measuring period to the end of that period. This average annual total return reflects all historical investment results, less all Sub-account and Certificate charges and deductions. This would include any surrender charge that would apply if you surrendered the Certificate at the end of each period indicated. Average total return is not reduced by any premium taxes. Average total return would be less if these taxes were deducted.

In order to calculate average annual total return, we divide the change in value of a Sub-account under a Certificate surrendered on a particular date by a hypothetical $1,000 investment in the Sub-account. We then annualize the resulting total rate for the period to obtain the average annual compounding percentage change during the period.

The Sub-accounts may present additional non-standardized total return information computed on a different basis:

     o First, the Sub-accounts may present total return information as described above, except for the deduction of the surrender charge. This presentation assumes that the investment in the Certificate continues beyond the period when the surrender charge applies. This is consistent with the long-term investment and retirement objectives of the Certificate. The total return percentage will be higher using this method than the standard method described above.

     o Second, the Sub-accounts may present total return information as described above, except that there are no Certificate deductions for the surrender charge, the certificate maintenance charge and premium taxes. Because these charges are not deducted, the calculation is simplified. We divide the change in a Sub-account's Accumulation Unit value over a specified time period by the Accumulation Unit value of that Sub-account at the beginning of the period. This computation results in a 12-month change rate. For longer periods it is a total rate for the period. We annualize the total rate in order to obtain the average annual percentage change in the Accumulation Unit value for that period. The percentages would be less if these charges were included.

     o Third, certain of the Eligible Funds have been available for other variable annuity contracts prior to the beginning of the offering of the Certificates described in this prospectus. Any performance information for such periods will be based on the historical results of the Eligible Funds and applying the fees and charges to the Certificate for the specified time periods.

The Stein Roe Money Market Sub-account is a money market Sub-account that also may advertise yield and effective yield information. The yield of the Sub-account refers to the income generated by an investment in the Sub-account over a specifically identified seven-day period. We annualize this income by assuming that the amount of income generated by the investment during that week is generated each week over a 52-week period. It is shown as a percentage. The yield reflects the deduction of all charges assessed against the Sub-account and a Certificate but does not include surrender charges and premium tax charges. The yield would be lower if these charges were included.

We calculate the effective yield of the Stein Roe Money Market Sub-account in a similar manner but, when annualizing the yield, we assume income earned by the Sub-account is reinvested. This compounding effect causes effective yield to be higher than yield.

We may provide to you and prospective Contract Owners advertising and other information on a variety of topics. Such topics may include the relationship between certain economic sectors and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation). Such topics may also include, the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Certificates and the characteristics of and market for such alternatives.

                 KEYPORT BENEFIT AND THE VARIABLE ACCOUNT

We were organized under the laws of the State of New York in 1987 as a stock life insurance company. We are a wholly-owned subsidiary of Keyport Life Insurance Company. Our executive and administrative offices are at 125 High Street, Boston, Massachusetts 02110. Our home office is at 100 Manhattanville Road, Purchase, New York 10577. We are admitted to conduct life insurance business in New York.

We are a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and membership in IMSA in advertisements. Being a member means that we have chosen to participate in IMSA's Life Insurance Ethical Market Conduct Program.

We are indirectly owned by Liberty Financial Companies, Inc. and are ultimately controlled by Liberty Mutual Insurance Company of Boston, Massachusetts, a multi-line insurance and financial services institution.

We established the Variable Account pursuant to the provisions of New York Law on February 6, 1998. The Variable Account meets the definition of "separate account" under the federal securities laws. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Such registration does not mean the Securities and Exchange Commission supervises us or the management of the Variable Account.

Obligations under the Certificates are our obligations. Although the assets of the Variable Account are our property, these assets are held separately from our other assets and are not chargeable with liabilities arising out of any other business we may conduct. Income, capital gains and/or capital losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to the income, capital gains, and/or capital losses arising out of any other business we may conduct.

                    PURCHASE PAYMENTS AND APPLICATIONS

The initial purchase payment is due on the Certificate Date. The minimum initial purchase payment is $5,000 and $2,000 for individual retirement annuities. You may make additional purchase payments. Each subsequent purchase payment must be at least $1,000 or any lesser amount we may permit, which is currently $250. For payments made under the systematic investment program, the minimum is $50. We may reject any purchase payment or any application.

If your application for a Certificate is complete and amounts are to be allocated to the Variable Account, we will apply your initial purchase payment to the Variable Account within two business days of receipt. If the application is incomplete, we will notify you and try to complete it within five business days. If it is not complete at the end of this period, we will inform you of the reason for the delay. The purchase payment will be returned immediately unless you specifically consent to our keeping the purchase payment until the application is complete. Once the application is complete, the purchase payment will be applied within two business days of its completion.

We will send you a written notification showing the allocation of all purchase payments and the re-allocation of values after any transfer you have requested. You must notify us immediately of any error.

We will permit others to act on your behalf in certain instances, including:

     o we will accept an application for a Certificate signed by an attorney-in-fact if we receive a copy of the power of attorney with the application.
     o we will issue a Certificate to replace an existing life insurance or annuity policy that we or an affiliated company issued even though we did not previously receive a signed application from you.

Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries may inform us of your responses to application questions by telephone or by order ticket and cause the initial purchase payment to be paid to us. If the information is complete, we will issue the Certificate. We will send you the Certificate and a letter so you may review the information and notify us of any errors. We may request you to confirm that the information is correct by signing a copy of the letter or a Certificate delivery receipt. We will send you a written notice confirming all purchases. Our liability under any Certificate relates only to amounts so confirmed.

                    INVESTMENTS OF THE VARIABLE ACCOUNT

Allocations of Purchase Payments

We will invest the purchase payments you applied to the Variable Account in the Eligible Fund Sub-accounts you have chosen. Your selection must specify the percentage of the purchase payment that is allocated to each Sub-account or must specify the asset allocation model you select. (See "Other Services, The Programs".) The percentage for each Sub-account, if not zero, must be at least 5% and a whole number. You may change the allocation percentages without fee, penalty or other charge. You must notify us in writing of your allocation changes unless you, your attorney-in-fact, or another authorized person have given us written authorization to accept telephone allocation instructions. By allowing us to accept telephone changes, you agree to accept our current conditions and procedures. The current conditions and procedures are in Appendix B. We will notify you of any changes in advance.

The Variable Account is segmented into Sub-accounts. Each Sub-account contains the shares of one of the Eligible Funds and such shares are purchased at net asset value. We may add or withdraw Eligible Funds and Sub-accounts as permitted by applicable law.

Eligible Funds

The Eligible Funds are the separate funds listed within the AIM Insurance Funds, Alger American Fund, Alliance Series Fund, Liberty Trust, SteinRoe Trust and Templeton Series Fund. Keyport Benefit and the Variable Account may enter into agreements with other mutual funds for the purpose of making such mutual funds available as Eligible Funds under certain Certificates.

We do not promise that the Eligible Funds will meet their investment objectives. Amounts you have allocated to Sub-accounts may grow, decline, or grow less in value than you expect, depending on the investment performance of the Eligible Funds in which the Sub-accounts invest. You bear the investment risk that those Eligible Funds possibly will not meet their investment objectives. You should carefully review their prospectuses before allocating amounts to the Sub-accounts of the Variable Account.

Some of the Eligible Funds are funding vehicles for other variable annuity contracts and variable life insurance policies offered by our separate accounts. The Eligible Funds are also available for the separate accounts of insurance companies affiliated and unaffiliated with us. The risks involved in this "mixed and shared funding" are disclosed in the Eligible Funds' prospectuses under the following captions: AIM Insurance Funds-"Purchase and Redemption of Shares"; Alger American Fund-- "Participating Insurance Companies and Plans"; Alliance Series Fund-"Introduction to the Fund"; Liberty Trust-"The Trust"; SteinRoe Trust-"The Trust" and Templeton Series Fund-"Purchase of Shares".

AIM Advisors Inc. ("AIM") serves as the investment adviser to each of the Eligible Funds of AIM Insurance Funds.

Fred Alger Management, Inc. ("Alger Management") is the investment manager for the Eligible Funds of Alger American Fund.

Alliance Capital Management L.P. is the investment adviser for the Eligible Funds of Alliance Series Fund. AIGAM International Limited is sub-adviser for Alliance Global.

Liberty Advisory Services Corp. ("LASC"), an affiliate, is the manager for Liberty Trust and its Eligible Funds. Colonial Management Associates, Inc. ("Colonial"), an affiliate, is the sub-adviser for the Eligible Funds except for Crabbe Huson Real Estate, Newport Tiger, Progress High Alpha, Stein Roe Global Utilities and Liberty All-Star Equity. Crabbe Huson Group, Inc., an affiliate, is sub-adviser for Crabbe Huson Real Estate. Newport Fund Management, Inc., an affiliate, is sub-adviser for Newport Tiger. Progress Investment Management Company, an affiliate, is sub-adviser for Progress High Alpha. Liberty Asset Management Company, an affiliate, is sub-adviser for Liberty All-Star Equity and the current portfolio managers are J.P. Morgan Investment Management Inc., Oppenheimer Capital, Wilke/Thompson Capital Management Inc., Westwood Management Corp. and Boston Partners
Asset Management, L.P.

Stein Roe & Farnham Incorporated ("Stein Roe"), an affiliate, is the investment adviser for each Eligible Fund of SteinRoe Trust and sub-adviser for Stein Roe Global Utilities.

Templeton Asset Management LTD. is the investment adviser for Templeton Developing Markets Fund.

We have briefly described the Eligible Funds below. You should read the current prospectus for the Eligible Funds for more details and complete information. The prospectus is available, at no charge, from a salesperson or by writing to us or by calling (800) 437-4466.

Eligible Funds of AIM Insurance
Funds and Variable Account
Sub-accounts                            Investment Objective

AIM Capital Appreciation (AIM           Capital appreciation through
Capital Appreciation                    investments in common stocks,
Sub-account)                            with emphasis on medium-sized
                                        and smaller emerging growth
                                        companies.

AIM Value (AIM Value Sub-account)       Long-term growth of capital by
                                        investing primarily in equity
                                        securities judged by AIM to be
                                        undervalued relative to the
                                        current or projected earnings of
                                        the companies issuing the
                                        securities, or relative current
                                        market value of assets owned by the
                                        companies issuing the securities
                                        or relative to the equity markets
                                        in general. Income is a secondary
                                        objective.

Eligible Funds of Alger
American Fund and Variable Account
Sub-accounts                            Investment Objective

Alger Growth                            Long-term capital appreciation
(Alger Growth Sub-account)
Alger Small Cap                         Long-term capital appreciation.
(Alger Small Cap Sub-account)

Eligible Funds of Alliance Series
Fund and Variable Account
Sub-accounts                            Investment Objective

Alliance Global Bond                    A high level of return from a
(Alliance Global Bond                   combination of current income and
Sub-account)                            capital appreciation by investing
                                        in a globally diversified portfolio
                                        of high quality debt securities
                                        denominated in the U.S. Dollar and
                                        a range of foreign currencies.

Alliance Premier Growth                 Growth of capital rather than
(Alliance Premier Growth                current income.
Sub-account)

Alliance Technology (Alliance           Growth of capital through
Technology Sub-account)                 investment in companies expected
                                        to benefit from advances in
                                        technology.

Eligible Funds of Liberty Trust
and Variable Account
Sub-accounts                            Investment Objective

Colonial Global Equity (Colonial        Long-term growth by investing
Global Equity Sub-account)              primarily in global securities.

Colonial High Yield Securities          High current income and total
(Colonial High Yield Securities         return by investing primarily
Sub-account)                            in lower rated corporate debt
                                        securities.

Colonial Int'l Horizons                 Preservation of capital purchasing
(Colonial Int'l Horizons                power and long-term growth.
Sub-account)

Colonial Small Cap Value                Long-term growth by investing in
(Colonial Small Cap Value               smaller capitalization equity
Sub-account)                            securities.

Colonial Strategic Income               A high level of current income, as
(Colonial Strategic Income              is consistent with prudent risk and
Sub-account)                            maximizing total return, by
                                        diversifying investments primarily
                                        in U.S. and foreign government and
                                        high yield, high risk corporate
                                        debt securities.

Colonial U.S. Growth and Income         Long-term capital growth and income
(Colonial U.S. Growth and Income        by investing primarily in large
Sub-account)                            capitalization equity securities.

Crabbe Huson Real Estate                Growth of capital and current
(Crabbe Huson Real Estate               income by investing in a
Sub-account)                            diversified portfolio consisting
                                        primarily of equity securities
                                        of real estate investment trusts
                                        (REITs) and other real estate
                                        industry companies, in mortgage
                                        backed securities and, to a lesser
                                        extent, in debt securities of
                                        such companies.

Liberty All-Star Equity                 Total investment return, comprised
(Liberty All-Star Equity Sub-account)   of long-term capital appreciation
                                        and current income, through
                                        investment primarily in a
                                        diversified portfolio of equity
                                        securities.

Newport Tiger                           Long-term capital growth by
(Newport Tiger Sub-account)             investing primarily in equity
                                        securities of companies located in
                                        the nine Tigers of Asia (Hong Kong,
                                        Singapore, South Korea, Taiwan,
                                        Malaysia, Thailand, Indonesia,
                                        China and the Philippines).

Progress High Alpha                     Long-term growth of capital by
(Progress High Alpha Sub-Account)       investing in common stocks.

Stein Roe Global Utilities
(Stein Roe Global Utilities             Current income and long-term growth
Sub-account)                            of capital and income.

Eligible Funds of SteinRoe Trust
and Variable Account
Sub-accounts                            Investment Objective

Stein Roe Balanced                      High total investment return
(Stein Roe Balanced                     through investment in a changing
Sub-account)                            mix of securities.

Stein Roe Growth Stock                  Long-term growth of capital through
(Stein Roe Growth Stock                 investment primarily in common
Sub-account)                            stocks.

Stein Roe Money Market                  High current income from short-term
(Stein Roe Money Market                 money market instruments while
Sub-account)                            emphasizing preservation of capital
                                        and maintaining excellent
                                        liquidity.

Stein Roe Mortgage Securities           Highest possible level of current
(Stein Roe Mortgage Securities          income consistent with safety of
Sub-account)                            principal and maintenance of
                                        liquidity through investment
                                        primarily in mortgage-backed
                                        securities.

Eligible funds of Templeton Series
Fund & Variable Account Sub-accounts    Investment Objective

Templeton Developing Markets            Long-term capital appreciation by
(Templeton Developing Markets           investing primarily in equity
Sub-account)                            securities of issuers in countries
                                        having developing markets.

Transfer of Variable Account Value

You may transfer Variable Account Value from one Sub-account to another Sub-account and/or to the Fixed Account.

We may charge a transfer fee and limit the number of transfers that you can make in a time period. Transfer limitations may prevent you from making a transfer on the date you select. This may result in your Certificate Value being lower than it would have been if you had been able to make the transfer.

Limits on Transfers

Currently, we do not limit the number or frequency of transfers. We do not charge a transfer fee for each transfer in excess of 12 in each Certificate Year, except as follows:

     o We impose a transfer limit of one transfer every 30 days, or such other period as we may permit, for transfers on behalf of multiple Certificates by a common attorney-in-fact, or transfers that are, in our determination, based on the recommendation of a common investment adviser or broker/dealer, and

     o We limit each transfer to a maximum of $500,000, or such greater amount as we may permit. We treat all transfer requests for a Certificate made on the same day as a single transfer. We may treat as a single transfer all transfers you request on the same day for every Certificate you own. The total combined transfer amount is subject to the $500,000 limitation. If the total amount of the requested transfers exceeds $500,000, we will not execute any of the transfers, and

     o We treat as a single transfer all transfers made on the same day on behalf of multiple Certificates by a common attorney-in-fact, or transfers that are, in our determination, based on the recommendation of a common investment adviser or broker/dealer. The $500,000 limitation applies to such transfers. If the total amount of the requested transfers exceeds $500,000, we will not execute any of the transfers.

If we have executed a transfer with respect to your Certificate as part of a multiple transfer request, we will not execute another transfer request for your Certificate for 30 days.

By applying these limitations we intend to protect the interests of individuals who do and those who do not engage in significant transfer activity among Sub-accounts. We have determined that the actions of individuals engaging in significant transfer activity may cause an adverse affect on the performance of the Eligible Fund for the Sub-account involved. The movement of values from one Sub-account to another may prevent the appropriate Eligible Fund from taking advantage of investment opportunities because the Eligible Fund must maintain a liquid position in order to handle redemptions. Such movement may also cause a substantial increase in fund transaction costs which all Certificate Owners must indirectly bear.

We will notify you prior to charging any transfer fee or a change in the limitation on the number of transfers. The fee will not exceed $25.

You must notify us in writing of your transfer requests unless you have given us written authorization to accept telephone transfer requests from you or your attorney-in-fact. By authorizing us to accept telephone transfer instructions, you agree to accept our current conditions and procedures. The current conditions and procedures are in Appendix B. You will be given prior notification of any changes. A person acting on your behalf as an attorney-in-fact may make written transfer requests.

If we receive your transfer requests before 4:00 P.M. Eastern Time, we will initiate them at the close of business that day. We will initiate any requests received after that time at the close of the next business day.
We will execute your request to transfer value by both redeeming and acquiring Accumulation Units on the day we initiate the transfer.

If you transfer 100% of any Sub-account's value, and the allocation formula for purchase payments on your application includes that Sub-account, the allocation formula for future purchase payments will automatically change unless you tell us otherwise.

Substitution of Eligible Funds and Other Variable Account Changes

If shares of any of the Eligible Funds are no longer available for investment by the Variable Account, or further investment in the shares of an Eligible Fund is no longer appropriate under the Certificate, we may add or substitute shares of another Eligible Fund or of another mutual fund for Eligible Fund shares already purchased or to be purchased in the future. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940.

We also reserve the right to make the following changes in relation to the Variable Account and Eligible Funds:

     o  to operate the Variable Account in any form permitted by law;

     o to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable law;

     o to transfer any assets in any Sub-account to another or to one or more separate investment accounts, or to our general account;

     o  to add, combine or remove Sub-accounts in the Variable Account; and

     o to change how we assess charges, so long as we do not increase them above the current total amount charged to the Variable Account and the Eligible Funds in connection with your Certificate.

                                DEDUCTIONS

Deductions for Certificate Maintenance Charge

We charge an annual certificate maintenance charge of $36 per Certificate Year. Before the Income Date we do not guarantee the amount of the certificate maintenance charge and may change it. This charge reimburses us for our expenses incurred in maintaining your Certificate.

Before the Income Date, we will deduct the certificate maintenance charge from the Variable Account Value on each Certificate Anniversary and on the date of any total surrender not falling on the Certificate Anniversary. We will waive this charge before the Income Date if:

     o  it is the first Certificate Anniversary;

     o the Certificate Value is at least $40,000 on the date we impose this charge, or

     o in the prior Certificate Year, purchase payments of at least $2,000 have been made and you have not made any partial withdrawals.

On the Income Date, we will subtract a pro-rata portion of the charge due on the next Certificate Anniversary from the Variable Account Value. This pro-rata charge covers the period from the prior Certificate Anniversary to the Income Date.

We will deduct the certificate maintenance charge proportionally from each Sub-account based upon the value each Sub-account bears to the Variable Account Value.

Once annuity payments begin, the certificate maintenance charge is deducted only from variable annuity payments and the charge amount is guaranteed not to increase. We will subtract this charge in equal parts from each annuity payment. For example, if annuity payments are monthly, then we will deduct one-twelfth of the annual charge from each payment.

We will waive the charge on and after the Income Date for the current year if:

     o  you have selected variable annuity Option A; and

     o the present value of all of the remaining payments is at least $40,000 at the time of the first payment of the year.

Deductions for Mortality and Expense Risk Charge

Variable annuity payments fluctuate depending on the investment performance of the Sub-accounts. The payments will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. We guarantee the death benefit described in "Death Provisions". We also assume an expense risk since the certificate maintenance charge after the Income Date remains the same and does not change to reflect variations in expenses.

We deduct a mortality and expense risk charge from each Sub-account. The mortality and expense risk charge is equal, on an annual basis, to 1.25% of the average daily net asset value of each Sub-account. We deduct the charge both before and after the Income Date. We may deduct less than the full charge from Sub-account values attributable to Certificates issued to our employees and to other persons specified in "Sales of the Certificates".

Deductions for Daily Distribution Charge

We deduct from each Sub-account for each valuation period a daily distribution charge equal on an annual basis to 0.15% of the average daily net asset value of each Sub-account. This charge compensates us for certain sales distribution expenses relating to the Certificates. We do not deduct the distribution charge during the annuity payment period.

We do not deduct this charge from the values of Certificates issued to our employees and other persons specified in "Sales of the Certificates". We may decide not to deduct the charge from Sub-account values attributable to a Certificate issued in an internal exchange or transfer of an annuity contract from our general account.

Deductions for Surrender Charge

We do not deduct a sales charge from the Certificate when you purchase it. We may deduct such a charge if you make a withdrawal from your Certificate.

To determine whether we will deduct a surrender charge on a withdrawal, we maintain a separate set of records. These records identify the date and amount of each purchase payment you have made and the Certificate Value over time. This allows us to determine if a charge is due with respect to a withdrawal from a particular purchase payment.

You may make partial withdrawals during the Accumulation Period without incurring a surrender charge. During the first Certificate Year, you may withdraw an amount up to the Certificate's earnings. Earnings equal the Certificate Value at the time of withdrawal, less purchase payments not previously withdrawn. Beginning with the second Certificate Year, you may withdraw earnings, and up to an amount equal to 10% of the Certificate Value on the prior Certificate Anniversary, less earnings. In each Year, we will deduct a surrender charge with respect to any portion of your withdrawals in excess of these "free withdrawal amounts".

We will deduct the excess withdrawal amount in any Certificate Year from the purchase payments beginning with the oldest payment until we have deducted the full amount.

The amount of the surrender charge for each purchase payment from which an excess withdrawal is deducted will equal the amount so deducted multiplied by the applicable percentage for the number of years that have elapsed from the date of the purchase payment to the date of surrender. We measure years from the date of each purchase payment you make. The applicable percentages for each year are 7% during the first year, and decreasing by 1% each following year until the percentage is 0%. We will deduct the surrender charges from the Sub-accounts and the Fixed Account in the same manner as we deduct the amount you withdraw.

The surrender charge is used to cover the expenses of selling the Certificate, including compensation paid to selling dealers and the cost of sales literature. We pay any expenses not covered by the charge from our general account, which may include monies deducted from the Variable Account for the mortality and expense risk charge.

We will waive the surrender charge in the event a Covered Person is confined in a medical facility in accordance with the provisions and conditions of an endorsement to the Certificate relating to such confinement.

The surrender charge is not applicable to Certificates issued to our employees and other persons specified in "Sales of the Certificates".

We may reduce or change any surrender charge percentage to 0% under a Certificate issued in an internal exchange or transfer of an annuity contract from our general account.

Under the "Systematic Withdrawal Program" on page ____ and under other permitted circumstances, we may allow the 10% "free withdrawal amount" to be available in the first Certificate Year.

Deductions for Transfers of Variable Account Value

The Certificate allows us to charge a transfer fee. Currently, we do not charge such a fee. We will notify you prior to the imposition of any fee and the fee will not exceed $25.

Deductions for Premium Taxes

We deduct the amount of any premium taxes required by any state or governmental entity. Currently, we deduct premium taxes from Certificate Value upon full surrender (including a surrender for the Death Benefit) or annuitization. The actual amount of any such premium taxes will depend, among other things, on the type of Certificate you purchase (Qualified or Non-Qualified), on your state of residence, the state of residence of the Annuitant, and the insurance tax laws of such states. For New York Certificates, the current premium tax rate is 0%.

Deductions for Income Taxes

We will deduct income taxes from any amount payable under the Certificate that a governmental authority requires us to withhold. See "Income Tax Withholding" and "Tax-Sheltered Annuities".

Total Variable Account Expenses

Total Variable Account expenses you will incur will be the certificate maintenance charge, the mortality and expense risk charge, the daily distribution charge, and, if applicable a tax charge factor. (See "Net Investment Factor".)

The value of the assets in the Variable Account will reflect the value of Eligible Fund shares and the deductions and expenses paid out of the assets of the Eligible Funds. The prospectus for the Eligible Fund describes these deductions and expenses.

Certificate Value Deductions

The certificate maintenance charge, surrender charge, transfer fee and premium taxes are each calculated independent of the other charges for purposes of determining the applicable charge amount and/or whether a charge waiver applies. Next, each charge amount is then deducted from the appropriate value under the Certificate.

The above approach can be contrasted with a processing order that calculates a particular charge first and then deducts it from the appropriate value, then calculates another charge on the new net value and deducts that charge, and so on until all charges are calculated and deducted. As a result, the amount of a particular charge could vary depending on whether it was determined first, second, third, etc. We do not use this approach.

                              OTHER SERVICES

The Programs. We offer the following optional investment-related programs under your Certificate which are only available prior to the Income Date:

     o  dollar cost averaging;

     o  asset allocation;

     o  systematic investment; and

     o  systematic withdrawal.

A rebalancing program is available before and after the Income Date.

Under each program that uses transfers, the transfers between and among Sub-accounts and the Fixed Account are not counted as one of the 12 free transfers. Each of the programs has its own requirements, as discussed below. We reserve the right to terminate any program.

If you have submitted a telephone authorization form, you may make certain changes by telephone. For those programs involving transfers, you may change instructions by telephone with regard to which Sub-account value or Fixed Account Value may be transferred. We describe the current conditions and procedures in Appendix B.

Dollar Cost Averaging Program. Under the program, we make automatic transfers of Accumulation Units on a periodic basis out of the Stein Roe Money Market Sub-account or the One-Year Guarantee Period into one or more of the other available Sub-accounts you select. The program allows you to invest in the Sub-accounts over time rather than all at once. The program is available for purchase payments and amounts transferred into the Stein Roe Money Market Sub-account or the One-Year Guarantee Period. We reserve the right to limit the number of Sub-accounts you may choose; currently, there are no limits.

If you wish to participate in the program you must specify in writing the Stein Roe Money Market Sub-account or the One-Year Guarantee Period from which you want the transfers made. You must also tell us the monthly amount you want transferred (minimum $100) and the Sub-account(s) to which you want the transfers made. The first transfer will occur at the close of the valuation period designated by us that is within 30 days after we receive your request. Each subsequent periodic transfer will occur at the close of the same valuation period one month later. For example, if you select monthly transfers and the first transfer occurs on April 8, the second transfer will occur at the close of the valuation period that includes May 8. When the remaining value is less than the monthly transfer amount, we will transfer that remaining value and the program will end. Before this final transfer, you may extend the program by allocating additional purchase payments, or by transferring Certificate Value, to the Stein Roe Money Market Sub-account or the One-Year Guarantee Period.

You may change the monthly amount you want transferred, the Sub-account(s) to which you want transfers made, or end the program. The program will automatically end on the Income Date. We reserve the right to end the program at any time by sending you a notice one month in advance.

We must receive your written or telephone instructions by 4:00 PM Eastern Time of the business day before the next scheduled transfer in order for the new instructions to be in effect for that transfer. We establish conditions and procedures for telephone instructions for dollar cost averaging from time to time. The current conditions and procedures appear in Appendix B, and you will be notified prior to any changes.

We may from time to time offer a variation of the program described above that applies only to your initial purchase payment and that makes transfers to the Sub-account(s) you select from a One-Year Guarantee Period that is only available with dollar cost averaging. This One-Year Guarantee Period will have a higher interest rate than the regular One-Year Guarantee Period. We set the transfer time period(s) that you may select which is generally 6 or 12 months.

We calculate the monthly transfer amount by dividing the purchase payment amount allocated to the One-Year Guarantee Period by the number of months in the transfer time period. The last monthly transfer amount also includes all the interest credited to the One-Year Guarantee Period over the transfer time period. You may not change the transfer time period and/or the monthly transfer amount.

Asset Allocation Program. The following five asset allocation model portfolios for the Certificate have been separately developed by Ibbotson Associates and Standard & Poor's:

     o  Model A -- Capital Preservation,

     o  Model B -- Income and Growth,

     o  Model C -- Moderate Growth,

     o  Model D -- Growth, and

     o  Model E -- Aggressive Growth.

If you choose one of the models, we will allocate your initial and subsequent purchase payments among the specific Sub-accounts used in the model you selected based on the model's Sub-account percentages.

Before choosing any model for your Certificate, you should review its Sub-account allocations to determine that they correspond to your risk tolerance and time horizons. An optional questionnaire and scoring system is available to help you determine the model you may wish to select.

For any particular model, the percentage allocations of its Sub-accounts and the type of broad asset class (e.g., stocks, bonds) of each Sub-account determines the model's percentage allocations among the broad asset classes. These percentage allocations among Sub-accounts and broad asset classes under your Certificate may differ from those used in the same five models offered under another certificate of ours that are described in other prospectuses.

Periodically Ibbotson Associates and Standard & Poor's will review the models and may determine that a reconfiguration of the Sub-accounts and percentage allocations among those Sub-accounts is appropriate. You will receive notification prior to any reconfiguration.

The Fixed Account is not available in any asset allocation model. You may allocate initial or subsequent purchase payments, or Certificate Value, between an asset allocation model and the Fixed Account.

Rebalancing Program. Rebalancing allows you to maintain the percentage of your Certificate Value allocated to each Sub-account at a pre-set level. Over time, the variations in each Sub-account's investment results will shift the balance of your Certificate Value allocations. Under the rebalancing program, each period, if the allocations change from your desired percentages, we will automatically transfer your Certificate Value, including new purchase payments (unless you tell us otherwise), back to the percentages you specify. Rebalancing maintains your percentage allocations among Sub-accounts, although it is accomplished by reducing your Certificate Value allocated to the better performing Sub-accounts.

You may choose to have rebalancing done on a quarterly basis. We will automatically rebalance the Certificate Value of each Sub-account on the last day of the calendar quarter to match your current percentage allocations. We will not charge a transfer fee for rebalancing.

Generally, you may change your allocation percentages, choice of Sub-accounts, or terminate the program at any time by notifying us in writing. We must receive your changes 10 days before the end of the calendar quarter.

Certificate Value allocated to the Fixed Account is not included in the rebalancing program. After the Income Date, the rebalancing program applies only to variable annuity payments, and we will rebalance the number of Annuity Units in each Sub-account. Annuity Units are used to calculate the amount of each annuity payment.

If your total Certificate Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of rebalancing. We may change, terminate, limit or suspend rebalancing at any time.

Systematic Investment Program. You may make purchase payments for Non-Qualified Certificates through monthly deductions from your bank account or payroll. You may elect this program by completing and returning a systematic investment program application and authorization form to us. You may obtain an application and authorization form from us or your sales representative. There is a current minimum of $50 per payment for the program.

Systematic Withdrawal Program. To the extent permitted by law, if you enroll in the systematic withdrawal program, we will make monthly, quarterly, semi-annual or annual distributions directly to you. We will treat such distributions for federal tax purposes as any other withdrawal or distribution of Certificate Value. We will also treat such distributions as partial withdrawals for all purposes under the Certificate, including the calculation of the amount you would receive if you revoke the Certificate under the "Right to Revoke" provision. You may make systematic withdrawals from any Sub-accounts or any Guarantee Period of the Fixed Account. However, any withdrawal from a Guarantee Period with an original length of three or more years may be subject to a market value adjustment (see Appendix A).

In each Certificate Year, your systematic withdrawals and any additional partial withdrawals you make outside the program will not incur a surrender charge if the withdrawals do not exceed the "free withdrawal amounts" (see "Deductions for Surrender Charge"). If any portion of those withdrawals exceeds the "free withdrawal amounts", the excess amount, if any, is:

     (a) In the first Certificate Year, the amount of each partial withdrawal either under or outside the program which is greater than any earnings of the Certificate at the time of the withdrawal, and

     (b) In the second or later Certificate Year, any portion of the current withdrawal amount which is greater than any earnings at the time of the withdrawal and which, when added to any similar excess portion of each prior withdrawal made in the same year either under or outside the program, is greater that the 10% "free withdrawal amount".

For the first systematic withdrawal payment type (Percentage Method) described in Appendix C, the prior paragraph will be modified in three ways only for withdrawals occurring in the first Certificate Year. First, the "free withdrawal amounts" shall include the Certificate's standard first-year amount of earnings plus a special additional amount equal to 10% of the Certificate Value on the date of the first systematic withdrawal, less earnings. Second, (b) in the prior paragraph, instead of (a), shall apply in the first Certificate Year. Third, if you revoke the program in the first Certificate Year, then any subsequent partial withdrawals will immediately become subject to the standard first-year rule in (a) above that the "free withdrawal amount" is only earnings.

Unless you specify the Sub-account(s) or the Fixed Account from which you want withdrawals of Certificate Value made, or if the amount in a specified Sub-account is less than the predetermined amount, we will make withdrawals under the program in the manner specified for partial withdrawals in "Partial Withdrawals and Surrender". We will process all Sub-account withdrawals under the program by canceling Accumulation Units equal in value to the amount to be distributed to you and to the amount of any applicable surrender charge.

You may combine the program with all other programs except the systematic investment program.

It may not be advisable to participate in the systematic withdrawal program and incur a surrender charge and income taxes when making additional purchase payments under the Certificate.

Appendix C describes the systematic withdrawal program in greater detail, including the five payment types currently available.

                             THE CERTIFICATES

Variable Account Value

The Variable Account Value for a Certificate is the sum of the value of each Sub-account to which you have allocated values. We determine the value of each Sub-account at any time by multiplying the number of Accumulation Units attributable to that Sub-account by its Accumulation Unit value.

Each purchase payment you make results in the credit of additional Accumulation Units to your Certificate and the appropriate Sub-account. The number of additional units for any Sub-account will equal the amount allocated to that Sub-account divided by the Accumulation Unit value for that Sub-account at the time of investment.

Valuation Periods

We determine the value of the Variable Account each valuation period using the net asset value of the Eligible Fund shares. A valuation period is the period generally beginning at 4:00 P.M. (EST), or any other time for the close of trading on the New York Stock Exchange, and ending at the close of trading for the next business day. The New York Stock Exchange is currently closed on weekends, New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Net Investment Factor

Your Variable Account Value will fluctuate with the investment results of the underlying Eligible Funds you have selected. In order to determine how these fluctuations affect value, we use an Accumulation Unit value. Each Sub-account has its own Accumulation Units and value per unit. We determine the unit value applicable during any valuation period at the end of that period.

When we first purchased Eligible Fund shares on behalf of the Variable Account, we valued each Accumulation Unit at a specified dollar amount. The Unit value for each Sub-account in any valuation period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Accumulation Unit may increase or decrease from valuation period to valuation period. We calculate a net investment factor for each Sub-account according to the following formula (a b) - c, where:

   (a) is equal to:

     (i) the net asset value per share of the Eligible Fund at the end of the valuation period; plus

     (ii) the per share amount of any distribution the Eligible Fund made if the "ex-dividend" date occurs during that same valuation period.

   (b) is the net asset value per share of the Eligible Fund at the end of the prior valuation period.

   (c) is equal to:

     (i) the valuation period equivalent of the mortality and expense risk charge; plus

     (ii) the valuation period equivalent of the daily distribution charge; plus

     (iii) a charge factor established by us for any taxes resulting from the operations of that Sub-account (currently zero).

For Certificates issued to our employees and other persons specified in "Sales of the Certificates", the mortality and expense risk charge in
(c)(i) above is .35% and the daily distribution charge in (c)(ii) above is eliminated. We may eliminate the daily distribution charge in (c)(ii) above for certain Certificates we issue in an internal exchange or transfer.

Modification of the Certificate

Only our President or Secretary may agree to alter the Certificate or waive any of its terms. A change may be made to the Certificate if there have been changes in applicable law or interpretation of law. Any changes will be made in writing and with your consent, except as may be required by applicable law.

Right to Revoke

You may return the Certificate within 10 days after you receive it by delivering or mailing it to us. The postmark on a properly addressed and postage-prepaid envelope determines if a Certificate is returned within the period. We will treat the returned Certificate as if we never issued it and we will refund the Certificate Value.

              DEATH PROVISIONS FOR NON-QUALIFIED CERTIFICATES

Death of Primary Owner, Joint Owner or Annuitant

If, the Certificate is In Force, you, any joint Certificate Owner or the Annuitant dies, we will treat the Designated Beneficiary as the Certificate Owner after such a death. The Designated Beneficiary will be the first person among the following who is alive on the date of death: you; the joint Certificate Owner; the primary beneficiary; the contingent beneficiary; and if none of the prior persons are alive, your estate. If you and the joint Certificate Owner are both alive, both of you will be the Designated Beneficiary.

If the Annuitant was the decedent and he or she was not a Certificate Owner, and you and any Joint Certificate Owner are all natural persons, the Designated Beneficiary may surrender the Certificate after the Annuitant's death for the Death Benefit. If the Designated Beneficiary elects instead to continue the Certificate until another death occurs, the Designated Beneficiary may surrender the Certificate for the Death Benefit after that death. All of "Death Provisions", including this paragraph which gives the Designated Beneficiary the option of surrendering or continuing the Certificate after the death of a non-Owner Annuitant, will apply to that subsequent death. If the Certificate is continued after the death of a non-Owner Annuitant, (a) the new Annuitant will be any living contingent Annuitant, or the person you designate in writing within 60 days of death, or you and (b) you will continue to be the Certificate Owner and treated as the Designated Beneficiary.

The following two paragraphs apply if the decedent is the Certificate Owner or any joint Certificate Owner and the second paragraph applies if there is a non-natural Certificate Owner such as a trust and the decedent is the Annuitant.

If the decedent's surviving spouse is the sole Designated Beneficiary, he or she will automatically become the new sole primary Certificate Owner as of the decedent's date of death. If the decedent was the Annuitant, the new Annuitant will be any living contingent annuitant, otherwise the surviving spouse. If the surviving spouse does not surrender the Certificate for the Death Benefit, it will continue until he or she or the Annuitant, if a different person, dies. Except for this paragraph, all of "Death Provisions for Non-Qualified Certificates" will apply to that subsequent death.

In all other cases (i.e., either when a sole Designated Beneficiary is other than the decedent's surviving spouse or when there is more than one Designated Beneficiary), the Death Benefit will apply whether the Designated Beneficiary chooses to surrender the Certificate or continue it for a period not to exceed five years from the date of death. During this continuation period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial withdrawals and/or the right to totally surrender the Certificate for its Certificate Withdrawal Value. If the Certificate is still in effect at the end of the five-year continuation period, we will automatically end it then by paying the Certificate Value less any premium taxes to the Designated Beneficiary. If the Designated Beneficiary is not alive then, we will pay any person(s) named by the Designated Beneficiary in writing; otherwise we will pay the Designated Beneficiary's estate.

Death Benefit

The Covered Persons shall be you, any joint Certificate Owner, and the Annuitant. If there is a non-natural Certificate Owner such as a trust, the Annuitant shall be the sole Covered Person.

We will calculate the Death Benefit when the first Covered Person dies while the Certificate is In Force and we have received due proof of death and a written request from the Designated Beneficiary to surrender or continue the Certificate. In the following two instances, if the Designated Beneficiary elects to continue the Certificate rather than surrender it, the Death Benefit calculation will not occur and will automatically be deferred to a subsequent death:

     o when the decedent's surviving spouse is the sole Designated Beneficiary; if he or she chooses to continue the Certificate rather than surrender it for the Death Benefit, the Death Benefit may be calculated following the death of that surviving spouse or the Annuitant, if different; and

     o when the decedent is a non-Owner Annuitant and you and any joint Certificate Owner(s) are all natural persons; if you choose to continue the Certificate rather than surrender it for the Death Benefit, the Death Benefit may be calculated following your death, the death of any joint Certificate Owner, or the new Annuitant.

We will calculate the Death Benefit only once during the life of your Certificate. The Death Benefit is the greatest of the following three amounts at the time we receive due proof of death and the Designated Beneficiary's election request in writing:

     o  the current "net purchase payment death benefit",

     o  the current "greatest Anniversary value", or

     o  the current Certificate Value.

The Death Benefit amount does not change your Certificate Value at any time prior to the death of a Covered Person and does so after such a death only under the conditions described below.

If the Designated Beneficiary is surrendering the Certificate for the Death Benefit, we will pay the greatest of the three amounts defined above less any premium taxes. If (a) the Designated Beneficiary is continuing the Certificate and the Death Benefit calculation is applicable to that continuation and (b) on the date we receive due proof of death and the written election to continue the Certificate, the current "net purchase payment death benefit" and/or the current "greatest Anniversary value" is greater than the current Certificate Value, then we will add the higher difference in amounts to the current Certificate Value. We allocate this additional amount to the Variable Account and/or the Fixed Account based on the current purchase payment allocation selection then in effect.

Net Purchase Payment Death Benefit. The "net purchase payment death benefit" is:

     o  the initial purchase payment, plus

     o any additional purchase payments made prior to the Death Benefit calculation date, less

     o any partial withdrawals (including any applicable surrender charges) made prior to the Death Benefit calculation date.

We calculate the "net purchase payment death benefit" daily for each Covered Person so that it will be available if the Death Benefit calculation is applicable to that person's death.

Greatest Anniversary Value. On the Certificate Date, we will determine if any Covered Person is age 80 or older. If so, the "greatest Anniversary value" will not apply upon his or her death. Thus, for purposes of the calculation of the Death Benefit, described in "Standard Death Benefit" above, the "greatest Anniversary value" shall be zero. This zero treatment effectively changes the Death Benefit applicable to the particular Covered Person from the greatest of three defined amounts to the greater of just two of those amounts.

If any Covered Person is under age 80 on the Certificate Date, we calculate the "greatest Anniversary value" on Certificate Anniversaries with adjustments between Certificate Anniversaries if you make a purchase payment or partial withdrawal. We do this calculation for each Covered Person under the age of 80 on the Certificate Date so that the "greatest Anniversary value" will be available if the Death Benefit calculation is applicable to that person's death. The "greatest Anniversary value" for each applicable Covered Person initially equals the Certificate Value on the first Certificate Anniversary. Then, each following day in the second Certificate Year, we will adjust the "greatest Anniversary value" by adding any additional purchase payments made that day, and subtracting the following amount for each partial withdrawal made that day:

     o the amount of the partial withdrawal (including any applicable surrender charge),

     o divided by the Certificate Value immediately before the withdrawal, and

     o multiplied by the "greatest Anniversary value" immediately before the withdrawal.

On the second and each subsequent Certificate Anniversary, we compare the current Certificate Value to the "greatest Anniversary value", adjusted as described above if you made any purchase payments and/or partial withdrawals during the Certificate Year ending on that Certificate Anniversary. If the current Certificate Value exceeds the adjusted "greatest Anniversary value", the current Certificate Value will become the new "greatest Anniversary value". Except for the two instances relating to adding or changing a Covered Person that are described in the last two paragraphs of this section, our last Certificate Anniversary calculation for each applicable Covered Person will occur:

     o If the Covered Person dies prior to his or her 81st birthday, on the Certificate Anniversary before that person's death, or

     o If the Covered Person dies on or after his or her 81st birthday, on the Certificate Anniversary before his or her 81st birthday.

On the last Certificate Anniversary specified in the prior two sentences that is applicable to a Covered Person, we will set that Covered Person's last "greatest Anniversary value" equal to the greater of his or her current Certificate Value and the adjusted "greatest Anniversary value".

Between the last Certificate Anniversary and the date of death, the last "greatest Anniversary value" for each applicable Covered Person will not change unless you make purchase payments and/or partial withdrawals, in which case the person's last value will be adjusted as described above.

Between the date of death and the calculation of the Death Benefit upon receipt of the Designated Beneficiary's request to surrender or continue the Certificate for the Death Benefit, the "greatest Anniversary value" for each applicable Covered Person last determined before death under the prior sentence will not change unless you make purchase payments and/or partial withdrawals, in which case the person's value will be further adjusted on a dollar-for-dollar basis as described above for the "net purchase payment death benefit".

If (a) at least one current Covered Person has not yet reached the Certificate Anniversary before his or her 81st birthday and (b) you either add or replace any Covered Person with a person who is age 80 or older as of the Certificate Date, the "greatest Anniversary value" will not apply upon the new Covered Person's death. Thus, for purposes of the calculation of the Death Benefit described in "Death Benefit" above, the "greatest Anniversary value" shall be zero. This zero treatment effectively changes the Death Benefit applicable to the new Covered Person from the greatest of three defined amounts to the greater of only two of those amounts.

If each Covered Person lives until the Certificate Anniversary before his or her 81st birthday and then you add or replace a Covered Person, the current "greatest Anniversary value" for the youngest of the other Covered Persons will become the "greatest Anniversary value" for the new Covered Person. If this value is zero, it will never change from zero; this zero treatment effectively changes the Death Benefit applicable to the new Covered Person from the greatest of three defined amounts to the greater of only two of those amounts. If the "greatest Anniversary value" for the new Covered Person is greater than zero, it will not change unless you make purchase payments and/or partial withdrawals, in which case we will adjust the value in the same manner as is described in the two paragraphs above that begin with "Between".

Systematic Withdrawal and Systematic Investment Programs. After we receive due proof of death or receive information about a death that we reasonably believe to be true, we will end any systematic withdrawal program and/or systematic investment program except as follows:

     o for systematic withdrawals, the Designated Beneficiary is a Certificate Owner who requested us to begin the program and/or has been the sole or joint recipient of the payments

     o  for systematic investments, the decedent is a non-owner Annuitant.

If we end your systematic withdrawal program based on the above but have paid any systematic withdrawal(s) after death to a person other than the Designated Beneficiary, we will use reasonable efforts to get the recipient to return the systematic withdrawal amount(s) so that it may be paid to the Designated Beneficiary or added to the Certificate Value if the Designated Beneficiary elects to continue the Certificate. If the recipient does not return the payment(s), we are not responsible to pay the Designated Beneficiary for those payments.

Payment of Death Benefit

Instead of receiving a lump sum, you or any Designated Beneficiary may direct us in writing to pay any surrender Death Benefit of $5,000 or more under an annuity payment option that meets the following:

     o the first payment to the Designated Beneficiary must be made no later than one year after the date of death;

     o payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and

     o any payment option that provides for payments to continue after the death of the Designated Beneficiary will not allow the successor payee to extend the period of time during which the remaining payments are to be made.

                DEATH PROVISIONS FOR QUALIFIED CERTIFICATES

If the Annuitant dies while the Certificate is In Force, the Designated Beneficiary will control the Certificate. If the Designated Beneficiary chooses in writing to surrender the Certificate for the Death Benefit, we will pay the greatest of the three amounts determined in "Death Benefit" above, less any premium taxes. This surrendered Death Benefit may be applied to an annuity payment option in accordance with "Payment of Death Benefit" above.

If the Annuitant's surviving spouse is the sole Designated Beneficiary and he or she chooses to continue the Certificate instead of surrendering it for the Death Benefit, the Death Benefit will be calculated following his or her death in the same manner as the non-qualified Certificate Death Benefit.

If any other Designated Beneficiary chooses to continue the Certificate instead of surrendering it for the Death Benefit, both the Death Benefit calculation and any addition to the current Certificate Value will be handled in the same manner as the non-qualified Certificate Death Benefit. The Certificate may continue for the time period permitted by the Internal Revenue Code provisions applicable to the particular Qualified Plan.
During this continuation period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial withdrawals or the right to totally surrender the Certificate for its Certificate Withdrawal Value. If the Certificate is still in effect at the end of the continuation period, we will automatically end it then by paying the Certificate Value less any premium taxes to the Designated Beneficiary. If the Designated Beneficiary is not alive then, we will pay any person(s) named by the Designated Beneficiary in writing; otherwise we will pay the Designated Beneficiary's estate.

                           CERTIFICATE OWNERSHIP

The Certificate Owner shall be the person designated in the application and you may exercise all the rights of the Certificate. Joint Certificate Owners are permitted. Contingent Certificate Owners are not permitted.

You may direct us in writing to change the Certificate Owner, primary beneficiary, contingent beneficiary or contingent annuitant. An irrevocably-named person may be changed only with the written consent of that person.

Because a change of Certificate Owner by means of a gift may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

Any Qualified Certificate may have limitations on transfer of ownership. You should consult the plan administrator and a competent tax adviser as to the tax consequences resulting from such a transfer.

                                ASSIGNMENT

You may assign the Certificate at any time. You must file a copy of any assignment with us. Your rights and those of any revocably-named person will be subject to the assignment. A Qualified Certificate may have limitations on your ability to assign the Certificate.

Because an assignment may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from any such assignment.

                     PARTIAL WITHDRAWALS AND SURRENDER

You may make partial withdrawals from the Certificate by notifying us in writing. The minimum withdrawal amount is $300. We may permit a lesser amount with the systematic withdrawal program. If the Certificate Value after a partial withdrawal would be below $2,500, we will treat the request as a withdrawal of only the amount over $2,500. The amount withdrawn will include any applicable surrender charge and may be greater than the amount of the surrender check requested. Unless you specify otherwise, we will deduct the total amount withdrawn from all Sub-accounts of the Variable Account in the ratio that the value in each Sub-account bears to the total Variable Account Value. If there is no or insufficient value in the Variable Account, the amount surrendered, or the insufficient portion, will be deducted from the Fixed Account in the ratio that each Guarantee Period's value bears to the total Fixed Account Value.

You may totally surrender the Certificate by notifying us in writing. Surrendering the Certificate will end it. Upon surrender, you will receive the Certificate Withdrawal Value.

We will pay the amount of any surrender within seven days of receipt of your request. Alternatively, you may purchase for yourself an annuity payment option with any surrender benefit of at least $5,000. If the Certificate Owner is not a natural person, we must consent to the selection of an annuity payment option.

You may not surrender annuity options based on life contingencies after annuity payments have begun. You may surrender Option A, described in "Annuity Options" below, which is not based on life contingencies, if you have selected a variable payout.

Because of the potential tax consequences of a full or partial surrender, you should consult a competent tax adviser regarding a surrender.

                            ANNUITY PROVISIONS

Annuity Benefits

If the Annuitant is alive on the Income Date and the Certificate is In Force, we will begin payments to the Annuitant under the Annuity Option or Options you have chosen. We determine the amount of the initial payment(s) on the Income Date by using the following formula:

     o  your Certificate Value,

     o plus any positive or negative market value adjustment applicable to any Fixed Account Value (see Appendix A),

     o  less any premium taxes not previously deducted, and

     o  less any applicable certificate maintenance charge on the Income
        Date.

Annuity Option and Income Date

You may select an Annuity Option and Income Date at the time of application. If you do not select an Annuity Option, we automatically choose Option B. If you do not select an Income Date for the Annuitant, the Income Date will automatically be the earlier of:

     o the later of the Annuitant's 90th birthday and the 10th Certificate Anniversary, and

     o  any maximum date permitted under state law.

Change in Annuity Option and Income Date

You may choose or change an Annuity Option or the Income Date by writing to us at least 30 days before the Income Date. However, any Income Date must be:

     o for fixed annuity options, not earlier than the first Certificate Anniversary, and

     o  not later than the earlier of

         (i) the later of the Annuitant's 90th birthday and the 10th Certificate Anniversary and

         (ii) any maximum date permitted under state law.

Annuity Options

The Annuity Options are:

Option A: Income for a Fixed Number of Years;

Option B: Life Income with 10 Years of Payments Guaranteed; and

Option C: Joint and Last Survivor Income.

You may arrange other options if we agree. Each option is available in two forms - as a variable annuity for use with the Variable Account and as a fixed annuity for use with our general account Fixed Account. Variable annuity payments will fluctuate. Fixed annuity payments will not fluctuate. We determine the dollar amount of each fixed annuity payment by:

     (a) deducting from the Fixed Account Value, increased or decreased by a market value adjustment described in Appendix A, any premium taxes not previously deducted and any applicable certificate maintenance charge;

     (b) dividing the remainder by $1,000; and

     (c) multiplying the result by the greater of:
          (i) the applicable factor shown in the appropriate table in the Certificate; and
          (ii) the factor we currently offer at the time annuity payments begin. We may base this current factor on the sex of the payee unless we are prohibited by law from doing so.

If you do not select an Annuity Option, we will automatically apply Option
B. Unless you choose otherwise, we will apply:

     (a) Variable Account Value, less any premium taxes not previously deducted and less any applicable certificate maintenance charge, in its entirety to a variable annuity option, and

     (b) Fixed Account Value, increased or decreased by a market value adjustment described in Appendix A less any premium taxes not previously deducted, to a fixed annuity option.

The same amount applied to a variable option and a fixed option will produce a different initial annuity payment and different subsequent payments.

The payee is the person who will receive the sum payable under a payment option. Any payment option that provides for payments to continue after the death of the payee will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

If the amount available under any variable or fixed option is less than $5,000, we reserve the right to pay such amount in one sum to the payee in lieu of the payment otherwise provided for.

We will make annuity payments monthly unless you have requested in writing quarterly, semi-annual or annual payments. However, if any payment would be less than $100, we have the right to reduce the frequency of payments to a period that will result in each payment being at least $100.

Option A: Income For a Fixed Number of Years. We will pay an annuity for a chosen number of years, not less than 5 nor more than 50. You may choose a period of years over 30 only if it does not exceed the difference between age 100 and the Annuitant's age on the date of the first payment. We refer to Option A as Preferred Income Plan (PIP) when we are making variable annuity payments. At any time while we are making variable annuity payments, the payee may elect to receive the following amount:

     (a) the present value of the remaining variable annuity payments, commuted at the interest rate used to create the annuity factor for this option (this interest rate for variable annuity payments is also referred to as the assumed investment rate (AIR) or benchmark rate and it is 5% per year, unless you chose 3% per year when you selected the option; less

     (b) any surrender charge due by treating the value defined in (a) as a total surrender.

Instead of receiving a lump sum, the payee may elect another payment option and we will not reduce the amount applied to the new option by the surrender charge above.

If, at the death of the payee, Option A payments, whether variable or fixed, have been made for fewer than the chosen number of years:

     o we will continue payments during the remainder of the period to the successor payee; or

     o the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option.

The mortality and expense risk charge is deducted during the Option A payment period if a variable payout has been selected, but we have no mortality risk during this period.

You may choose a "level monthly" payment option for variable payments under Option A. Under this option, we convert your annual payment into 12 equal monthly payments. Thus the monthly payment amount changes annually instead of monthly. We will determine each annual payment as described below in "Variable Annuity Payment Values", place each annual payment in our general account, and distribute it in 12 equal monthly payments. The sum of the 12 monthly payments will exceed the annual payment amount because of an interest rate factor we use, which may vary from year to year but will not be less than 2.0% per year. If the payments are commuted, we will use the commutation method described above for calculating the present value of remaining annual payments and use the interest rate that determined the current 12 monthly payments to commute any unpaid monthly payments.

Currently, we permit the original payee to make a number of changes to variable payments under Option A. No new change is permitted if a change has occurred with the prior year (i.e., the prior 365 days). For regular PIPs, the permissible changes, which can be made at any time followed by the yearly waiting period, include:

     o shortening or lengthening the period certain provided the payments already made and those to be made meet the 5 - 50 year and age 100 limits described above;

     o changing to a life option - note that this option does not allow the payee to end the payments for a commuted value;

     o  changing to the "level monthly" option;

     o  changing the AIR or benchmark rate;

     o  changing the payment frequency; and

     o  changing the day of the month on which payment occurs.

For "level monthly" PIPs, the permissible changes, which can only be made on the payment reset anniversary, include:

     o shortening or lengthening the period certain provided the payments already made and those to be made meet the 5 - 50 year and age 100 limits described above;

     o changing to a life option - note that this option does not allow the payee to end the payments for a commuted value;

     o  changing to the regular PIP option;

     o  changing the AIR or benchmark rate; and

     o  changing the day of the month on which payment occurs.

See "Annuity Payments" for the manner in which Option A may be taxed.

Option B: Life Income with 10 Years of Payments Guaranteed. We will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for fewer than 10 years:

     o we will continue payments during the remainder of the period to the successor payee; or

     o the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option. For the variable annuity, this interest rate is 5% per year, unless you chose 3% per year when you selected the option.

The amount of the annuity payments will depend on the age of the payee on the Income Date and it may also depend on the payee's sex.

Option C: Joint and Last Survivor Income. We will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons on the Income Date and it may also depend on each person's sex. It is possible under this option to receive only one annuity payment if both payees die after the receipt of the first payment, or to receive only two annuity payments if both payees die after receipt of the second payment, and so on.

Variable Annuity Payment Values

We determine the amount of the first variable annuity payment by using an annuity purchase rate based on an assumed annual investment rate (AIR or benchmark rate) of 5% per year, unless you choose 3% in writing. (See "Variable Annuity Payment Values" in the Statement of Additional Information for more information on AIRs.) Subsequent variable annuity payments will fluctuate in amount and reflect whether the actual investment return of the selected Sub-account(s) (after deducting the mortality and expense risk charge) is better or worse than the assumed investment rate. The total dollar amount of each variable annuity payment will be equal to:

     (a) the sum of all Sub-account payments, less

     (b) the pro-rata amount of the annual certificate maintenance charge. (See "Deductions for Certificate Maintenance Charge" for the circumstances under which this charge will be waived under variable payments Option A.)

Currently, there is no limit on the number of times or the frequency with which a payee may instruct us to change the Sub-account(s) used to determine the amount of the variable annuity payments. Currently, there is also no charge for such transfers.

Proof of Age, Sex, and Survival of Annuitant

We may require proof of age, sex or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, we will compute the amount payable based on the correct age and sex. If income payments have begun, we will pay in full any underpayments with the next annuity payment and deduct any overpayments, unless repaid in one sum, from future annuity payments until we are repaid in full.

                          SUSPENSION OF PAYMENTS

We reserve the right to postpone surrender payments from the Fixed Account for up to six months. We also reserve the right to suspend or postpone any type of payment from the Variable Account for any period when:

     o the New York Stock Exchange is closed other than customary weekend or holiday closings;

     o  trading on the Exchange is restricted;

     o an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value; or

     o the Securities and Exchange Commission permits delay for the protection of security holders. The applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the prior two conditions described above exist.

                             YEAR 2000 MATTERS

Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. This potential problem has become known as the "Year 2000 issue". The Year 2000 issue affects virtually all companies and organizations.

Computer applications that are affected by the Year 2000 issue could impact our business functions in various ways, ranging from a complete inability to perform critical business functions to a loss of productivity in varying degrees. Likewise, the failure of some computer applications could have no impact on critical business functions.

We are assessing and addressing the Year 2000 issue by implementing a four-step plan. The first two steps involve conducting an inventory of all computer applications which support our business functions and prioritizing computer applications which are affected by the Year 2000 issue, based upon the degree of impact each application has on the functioning of our business units. The first two steps of the plan are substantially complete.

The final two steps of the four-step plan involve repairing and replacing affected computer programs and testing them for Year 2000 readiness. For computer applications which are "mission critical" (i.e., their failure would result in our complete inability to perform critical business functions), we expect to complete the final two steps of the plan by June 30, 1999. We expect to complete the repair and replacement of non-critical computer applications by December 31, 1999.

We believe the Year 2000 issue could have a material impact on our operations if we do not implement the four-step plan in a timely manner. However, based upon our progress, we believe we will meet our timetable, and the Year 2000 issue will not pose significant operational problems for our computer systems.

We do not expect the cost of addressing the Year 2000 issue to be material to our financial condition or results of operations.

                                TAX STATUS

Introduction

This discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. We make no attempt to consider any applicable state or other tax laws. Moreover, this discussion is based upon our understanding of current federal income tax laws as they are currently interpreted. We make no representation regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

The Certificate is for use by individuals in retirement plans which may or may not be Qualified Plans under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of federal income taxes on the Certificate Value, on annuity payments, and on the economic benefit to the Certificate Owner, Annuitant or Designated Beneficiary depends on the type of retirement plan for which you purchase the Certificate and upon the tax and employment status of the individual concerned.

Taxation of Annuities in General

Section 72 of the Code governs taxation of annuities in general. There are no income taxes on increases in the value of a Certificate until a distribution occurs, in the form of a full surrender, a partial surrender, an assignment or gift of the Certificate, or annuity payments. A trust or other entity owning a Non-Qualified Certificate, other than as an agent for an individual, is taxed differently; increases in the value of a Certificate are taxed yearly whether or not a distribution occurs.

Surrenders, Assignments and Gifts. If you fully surrender your Certificate, the portion of the payment that exceeds your cost basis in the Certificate is subject to tax as ordinary income. For Non-Qualified Certificates, the cost basis is generally the amount of the purchase payments made for the Certificate. For Qualified Certificates, the cost basis is generally zero and the taxable portion of the surrender payment is generally taxed as ordinary income subject to special 5-year income averaging for lump-sum distributions received before January 1, 2000. A Designated Beneficiary receiving a lump sum surrender benefit after your death or the death of the Annuitant is taxed on the portion of the amount that exceeds your cost basis in the Certificate. If the Designated Beneficiary elects that the lump sum not be paid in order to receive annuity payments that begin within one year of the decedent's death, different tax rules apply. See "Annuity Payments" below. For Non-Qualified Certificates, the tax treatment applicable to Designated Beneficiaries may be contrasted with the income-tax-free treatment applicable to persons inheriting and then selling mutual fund shares with a date-of-death value in excess of their basis.

Partial withdrawals received under Non-Qualified Certificates prior to annuitization are first included in gross income to the extent Certificate Value exceeds purchase payments. Then, to the extent the Certificate Value does not exceed purchase payments, such withdrawals are treated as a non-taxable return of principal to you. For partial withdrawals under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

If you assign or pledge a Non-Qualified Certificate, you will be treated as if you had received the amount assigned or pledged. You will be subject to taxation under the rules applicable to partial withdrawals or surrenders. If you give away your Certificate to anyone other than your spouse, you are treated for income tax purposes as if you had fully surrendered the Certificate.

A special computational rule applies if we issue to you, during any calendar year, two or more Certificates, or one or more Certificates and one or more of our other annuity contracts. Under this rule, the amount of any distribution includable in your gross income is determined under
Section 72(e) of the Code. All of the contracts will be treated as one contract. We believe this means the amount of any distribution under any one Certificate will be includable in gross income to the extent that at the time of distribution the sum of the values for all the Certificates or contracts exceeds the sum of each contract's cost basis.

Annuity Payments. We determine the non-taxable portion of each variable annuity payment by dividing the cost basis of your values allocated to Variable Account Value by the total number of expected payments. We determine the non-taxable portion of each fixed annuity payment with an "exclusion ratio" formula which establishes the ratio that the cost basis of your values allocated to Fixed Account Value bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments. Because variable annuity payments can increase over time and because certain payment options provide for a lump sum right of commutation, it is possible that the IRS could determine that variable annuity payments should not be taxed as described above but instead should be taxed as if they were received under an agreement to pay interest. This determination would result in a higher amount (up to 100%) of certain payments being taxable.

With respect to the "level monthly" payment option available under Annuity Option A, pursuant to which each annual payment is placed in our general account and paid out with interest in 12 equal monthly payments, it is possible the IRS could determine that receipt of the first monthly payout of each annual payment is constructive receipt of the entire annual payment. Thus, the total taxable amount for each annual payment would be accelerated to the time of the first monthly payout and reported in the tax year in which the first monthly payout is received.

Following any change by the payee to variable annuity payments under Option A, other than a change of the payment day of the month or a change from regular PIP to "level monthly" PIP (or vice versa) where the remaining payment length stays the same, the non-taxable portion of each payment will be recalculated in accordance with IRS standards.

Penalty Tax. Payments received by you, Annuitants, and Designated Beneficiaries under Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on the following amounts received:

     o  after the taxpayer attains age 59-1/2;
     o in a series of substantially equal payments made for life or life expectancy;
     o after the death of the Certificate Owner (or, where the Certificate Owner is not a human being, after the death of the Annuitant);
     o  if the taxpayer becomes totally and permanently disabled; or
     o under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments; provided only that one purchase payment is made to the Certificate, that the Certificate is not issued as a result of a Section 1035 exchange, and that the first annuity payment begins in the first Certificate Year.

Income Tax Withholding. We are required to withhold federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. We will notify recipients of their right to elect not to have withholding apply. See "Tax-Sheltered Annuities" (TSAs) for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or an individual retirement annuity or account (IRA).

Section 1035 Exchanges. You may purchase a Non-Qualified Certificate with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is our understanding that in such an event:

     o the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified
        Certificates";

     o purchase payments made between August 14, 1982 and January 18, 1985 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over 10 years prior to the distribution; and

     o purchase payments made before August 14, 1982 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law:
         (i)   the penalty tax does not apply to any distribution;
         (ii) partial withdrawals are treated first as a non-taxable return of principal and then a taxable return of income; and
         (iii) assignments are not treated as surrenders subject to taxation. We base our understanding of the above principally on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.

Diversification Standards. The U.S. Secretary of the Treasury has issued regulations that set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Eligible Funds intend to meet the diversification requirements for the Certificate, as those requirements may change from time to time. If the diversification requirements are not satisfied, the Certificate will not be treated as an annuity contract. As a consequence, income earned on a Certificate would be taxable to you in the year in which diversification requirements were not satisfied, including previously non-taxable income earned in prior years. As a further consequence, we could be subjected to federal income taxes on assets in the Variable Account.

The Secretary of the Treasury announced in September 1986 that he expects to issue regulations which will prescribe the circumstances in which your control of the investments of a segregated asset account may cause you, rather than us, to be treated as the owner of the assets of the account. The regulations could impose requirements that are not reflected in the Certificate. We, however, have reserved certain rights to alter the Certificate and investment alternatives so as to comply with such regulations. Since no regulations have been issued, there can be no assurance as to the content of such regulations or even whether application of the regulations will be prospective. For these reasons, you are urged to consult with your tax adviser.

Qualified Plans

The Certificate is for use with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, we do not attempt to provide more than general information about the use of the Certificate with the various types of Qualified Plans. Participants under such Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Certificate in connection with them. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain contribution limitations, exclude the amount of purchase payments from gross income for tax purposes. However, such purchase payments may be subject to Social Security (FICA) taxes. This type of annuity contract is commonly referred to as a "Tax-Sheltered Annuity"
(TSA).

Section 403(b)(11) of the Code contains distribution restrictions. Specifically, benefits may be paid, through surrender of the Certificate or otherwise, only:

     (a) when the employee attains age 59-1/2, separates from service, dies or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code) or

     (b) in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to such contributions.

Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, it appears that the law's restrictions would apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of December 31, 1988. The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are being transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

If you have requested a distribution from a Certificate, we will notify you if all or part of such distribution is eligible for rollover to another TSA or to an individual retirement annuity or account (IRA). Any amount eligible for rollover treatment will be subject to mandatory federal income tax withholding at a 20% rate unless you direct us in writing to transfer the amount as a direct rollover to another TSA or IRA.

Individual Retirement Annuities

Sections 408(b) and 408A of the Code permit eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" and "Roth IRA", respectively. These individual retirement annuities are subject to limitations on the amount which may be contributed, the persons who may be eligible to contribute, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into a
Section 408(b) Individual Retirement Annuity.

Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.

Deferred Compensation Plans With Respect to Service for State and Local Governments

Section 457 of the Code, while not actually providing for a Qualified Plan as that term is normally used, provides for certain deferred compensation plans that enjoy special income tax treatment with respect to service for tax-exempt organizations, state governments, local governments, and agencies and instrumentalities of such governments. The Certificate can be used with such plans. Under such plans, a participant may specify the form of investment in which his or her participation will be made. However, all such investments are owned by and subject to the claims of general creditors of the sponsoring employer.

Annuity Purchases by Nonresident Aliens

The discussion above provides general information regarding federal income tax consequences to annuity purchasers who are U.S. citizens or resident aliens. Purchasers who are not U.S. citizens or resident aliens will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower rate applies in a U.S. treaty with the purchaser's country. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

                    VARIABLE ACCOUNT VOTING PRIVILEGES

In accordance with our view of present applicable law, we will vote the shares of the Eligible Funds held in the Variable Account at regular and special meetings of the shareholders of the Eligible Funds in accordance with instructions received from persons having the voting interest in the Variable Account. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions.

However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation should change, and as a result we determine that we are permitted to vote the shares of the Eligible Funds in our own right, we may elect to do so.

You have the voting interest under a Certificate prior to the Income Date. The number of shares held in each Sub-account which are attributable to you is determined by dividing your Variable Account Value in each Sub-account by the net asset value of the applicable share of the Eligible Fund. The payee has the voting interest after the Income Date under an annuity payment option. The number of shares held in the Variable Account which are attributable to each payee is determined by dividing the reserve for the annuity payments by the net asset value of one share. During the annuity payment period, the votes attributable to a payee decrease as the reserves underlying the payments decrease.

We will determine the number of shares in which a person has a voting interest as of the date established by the respective Eligible Fund for determining shareholders eligible to vote at the meeting of the Fund. We will solicit voting instructions in writing prior to such meeting in accordance with the procedures established by the Eligible Fund.

Each person having a voting interest in the Variable Account will receive periodic reports relating to the Eligible Fund(s) in which he or she has an interest, proxy material and a form with which to give such voting instructions.

                         SALES OF THE CERTIFICATES

Keyport Financial Services Corp. ("KFSC"), an affiliate, serves as the principal underwriter for the Certificate described in this prospectus. Salespersons who represent us as variable annuity agents will sell the Certificates. Such salespersons are also registered representatives of broker/dealers who have entered into distribution agreements with KFSC. KFSC is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. It is located at 125 High Street, Boston, Massachusetts 02110.

A dealer selling the Certificate may receive up to 6.00% of purchase payments, and additional compensation later based on the Certificate Value attributable to those payments. The percentage may increase to 7.00% during certain time periods Keyport Benefit and KFSC select. In addition, under certain circumstances, we or certain of our affiliates, under a marketing support agreement with KFSC, may pay certain sellers for other services not directly related to the sale of the Certificates, such as special marketing support allowances.

We may sell Certificates with lower or no dealer compensation to a person who is an officer, director, or employee of ours or an affiliate of ours or to any Qualified Plan established for such a person. Such Certificates may be different from the Certificates sold to others in that they are not subject to the deduction for the certificate maintenance charge, the asset-based distribution charge or the surrender charge and they have a mortality and expense risk charge of 0.35% per year.

We may sell Certificates with lower or no dealer compensation as part of an exchange program for other fixed ("Old FA") and variable ("Old VA") annuity contracts we previously issued. A Certificate issued in exchange for an Old VA will be issued with an exchange endorsement. One effect of the endorsement is that we will not assess a surrender charge under the Old VA at the time of the exchange. We will calculate any surrender charge assessed under the Certificate in relation to the initial purchase payment (i.e., the amount exchanged) based on the actual time of each purchase payment under the Old VA. The endorsement also provides that we will not refund the amount described in "Right to Revoke" if the Certificate is returned. Instead, we will return the Old VA to the owner and treat it as if no exchange had occurred.

                             LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account or the Principal Underwriter are a party. We are engaged in various kinds of routine litigation which, in our judgment, is not of material importance in relation to our total capital and surplus.

                      INQUIRIES BY CERTIFICATE OWNERS

You may write us with questions about your Certificate to Keyport Benefit Life Insurance Company, Service Office, 125 High Street, Boston, MA 02110, or call (800) 367-3653.

          TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION

                                                              Page
Keyport Benefit Life Insurance Company                         2
Variable Annuity Benefits                                      2
  Variable Annuity Payment Values                              2
  Re-Allocating Sub-account Payments                           3
Safekeeping of Assets                                          4
Principal Underwriter                                          4
Experts                                                        4
Investment Performance                                         4
  Yields for Stein Roe Money Market Sub-Account                9
Financial Statements                                           10
  Variable Account A                                           11
  Keyport Benefit Life Insurance Company                       32

                                APPENDIX A

 THE FIXED ACCOUNT (ALSO KNOWN AS THE MODIFIED GUARANTEED ANNUITY ACCOUNT)

Introduction

This appendix describes the Fixed Account option available under the Certificate.

Fixed Account Values are subject to a limited market value adjustment. The adjustment may result in an increase or decrease in amounts transferred and amounts paid to you or other payees (including withdrawals, surrenders, death benefits, and amounts applied to purchase annuity payments). However, a market value adjustment will not reduce the interest rate applied to amounts you allocate to a Guarantee Period to less than 3% per year. Payments made from Fixed Account Values at the end of a Guarantee Period are not subject to the limited market value adjustment.

Any purchase payments you allocate to the Fixed Account option become part of our general account. Because of provisions in the securities laws, our general account including the Fixed Account, are not subject to regulation under the Securities Act of 1933 or the Investment Company Act of 1940. The Securities and Exchange Commission has not reviewed the disclosure in the prospectus relating to the general account and the Fixed Account option.

Allocations to the Fixed Account

We will allocate purchase payments to the Fixed Account according to your selection in the application. Your selection must specify the percentage of the purchase payment you want to allocate to each Guarantee Period. The percentage, if not zero, must be at least 5%. You may change the allocation percentages without any charges. You must make allocation changes in writing unless you have, in writing, authorized us to accept telephone allocation instructions. By authorizing us to accept telephone changes, you agree to the conditions and procedures we establish from time to time. The current conditions and procedures are in Appendix B. We will notify you in advance of any changes.

Each Guarantee Period currently offered is available for initial and subsequent purchase payments and for transfers of Certificate Value. We currently offer Guarantee Periods of 1, 3, 5, and 7 years. We may change at any time the number and/or length of Guarantee Periods we offer. If we no longer offer a particular Guarantee Period, the existing Fixed Account Value in that Guarantee Period will remain until the end of the period. At that time, you must select a different Guarantee Period.

Capital Protection Plus

We offer a capital protection plus program. Under this program, we allocate part of your purchase payment to the Guarantee Period you select.
Currently, you may only select the 7-year Guarantee Period.

Based on the length of the period and the period's interest rate, we determine how much of your purchase payment must be allocated to the Guarantee Period so that, at the end of the Guarantee Period, the allocated amount plus interest will be equal to your total purchase payment. We will allocate the rest of your purchase payment to the Sub-account(s) of the Variable Account based on your allocation instructions.

For example, assume you choose the 7-year Guarantee Period and we receive your purchase payment of $10,000 when the interest rate for the Guarantee Period is 6.75% per year. We will allocate $6,331 to that Guarantee Period, because $6,331 will increase, at the interest rate of 6.75%, to $10,000 after seven years. The remaining $3,669 of the payment will be allocated to the Sub-account(s) you select.

If you surrender or transfer any part of the Fixed Account Value before the end of the Guarantee Period, the value at the end of that period will not equal your original purchase payment amount.

Fixed Account Value

Fixed Account Value is equal to:

     o all purchase payments allocated or amounts transferred to the Fixed Account plus the interest credited on those payments or amounts transferred; less

     o any prior partial withdrawals or transfers from the Fixed Account, including any applicable charges.

Interest Credits

We credit interest daily. The interest we credit is based on an annual compound interest rate. It is credited to purchase payments allocated to the Fixed Account at rates we declare for Guarantee Periods of one or more years from the month and day of allocation. Any rate we set will be at least 3% per year.

Our interest crediting method may result in each of your Guarantee Periods being subject to different rates. For purposes of this section, we treat Variable Account Value transferred to the Fixed Account and Fixed Account Value that is renewed or transferred to another Guarantee Period as a purchase payment allocation.

Application of Market Value Adjustment

No market value adjustment applies to Guarantee Periods of less than three years.

A market value adjustment applies to any Fixed Account Value surrendered, withdrawn, transferred, or applied to an Annuity Option from a Guarantee Period of three years or more, unless:

     o  the transaction occurs at the end of the Guarantee Period, or

     o the Certificate is surrendered for the Death Benefit after the death of a Covered Person.

We apply the market value adjustment before we deduct any applicable surrender charges or taxes.

If a market value adjustment applies to a surrender or the application to an Annuity Option, we will add or deduct any positive or negative market value adjustment amount, respectively, to your Certificate Value.

If a market value adjustment applies to either a partial withdrawal or a transfer, we will add or deduct any positive or negative market value adjustment, respectively, to, the partial withdrawal or transfer amount after we have deducted the requested withdrawal or transfer amount from the Fixed Account Value. This means that the net amount may be more or less than the amount requested.

Effect of Market Value Adjustment

A market value adjustment reflects the change in prevailing current interest rates since the beginning of a Guarantee Period. The market value adjustment may be positive or negative. Any negative adjustment may be limited in amount (see "Market Value Adjustment Factor" below).

Generally, if the treasury rate (see "Treasury Rates" below) for your Guarantee Period is lower than the treasury rate for a new Guarantee Period with a length equal to the time remaining in your Guarantee Period, the market value adjustment will be negative and it will result in a reduction of the amount surrendered, withdrawn, transferred, or applied to an Annuity Option.

On the other hand, if the treasury rate for your Guarantee Period is higher than the treasury rate for a new Guarantee Period with a length equal to the time remaining in your Guarantee Period, then the market value adjustment will be positive and it will result in an increase in the amount surrendered, withdrawn, transferred, or applied to an Annuity Option.

Market Value Adjustment Factor

We compute the market value adjustment for each of your Guarantee Periods by multiplying the applicable amount surrendered, withdrawn, transferred, or applied to an Annuity Option, by the market value adjustment factor. The market value adjustment factor is calculated as the larger of formulas (a) and (b):

(a) (1+a)/(1+b)(n/12)-1

where:

"a" is the treasury rate for the initial number of years in your Guarantee
Period;

"b" is the treasury rate for a period equal to the time remaining (rounded up to the next whole number of 12-month periods) to the expiration of your Guarantee Period; and

"n" is the number of complete Guarantee Period Months remaining before the expiration of your Guarantee Period.

(b) (1.03)/(1+i)(y+d/#)-1

where:

"i" is the guaranteed interest rate for your Guarantee Period;

"y" is the number of complete 12-month periods that have elapsed in your Guarantee Period;

"d" is the number of calendar days since the end of the last complete 12-month period in your Guarantee Period or, if "y" is zero, the number of calendar days since the start of your Guarantee Period; and

"#" is the number of calendar days in the current 12-month period of your Guarantee Period, which is generally 365 days.

As stated above, the formula (b) amount will apply only if it is greater than the formula (a) amount. This will occur only when the formula (a) amount is negative and the formula (b) amount is a smaller negative number. Under these conditions, formula a's full (normal) negative market value adjustment will be limited to the extent that adjustment would decrease your Guarantee Period's Fixed Account Value below the following amount:

   (i)   the amount allocated to your Guarantee Period; less
   (ii) any prior systematic or partial withdrawal amounts and amounts transferred; less
   (iii) interest on the above items (i) and (ii) credited annually at a rate of 3% per year.

Treasury Rates

The treasury rate for a Guarantee Period is the interest rate in the Treasury Constant Maturity Series, as published by the Federal Reserve Board, for a maturity equal to the number of years specified in "a" and "b" in formula (a) above. Weekly series are published at the beginning of the following week. The Determination Dates are the last business day before the 1st and 15th of each calendar month.

To determine the "a" treasury rate, we use the weekly series first published on or after the most recent Determination Date that occurs on or before the Start Date for the Guarantee Period. If the Start Date is the same as the Determination Date or the date of publication, or any date in between, we instead use the weekly series first published after the prior Determination Date. To determine the "b" treasury rate, we use the weekly series first published on or after the most recent Determination Date which occurs on or before the date on which the market value adjustment factor is calculated. If the calculation date is the same as the Determination Date or the date of publication, or any date in between, we will instead use the weekly series first published after the prior Determination Date.

If the number of years and or 12-month periods specified in "a" or "b" is not equal to a maturity in the Treasury Constant Maturity Series, we determine the treasury rate by straight line interpolation between the interest rates of the next highest and next lowest maturities.

If the Treasury Constant Maturity Series becomes unavailable, we will adopt a comparable constant maturity index. If such a comparable index is not available, we will replicate calculation of the Treasury Constant Maturity Series Index based on U.S. Treasury Security coupon rates.

End of A Guarantee Period

We will notify you in writing at least 30 days prior to the end of each of your Guarantee Periods. At the end of your Guarantee Period, we will automatically transfer your Guarantee Period's Fixed Account Value to the Stein Roe Money Market Sub-account unless we have received:

     o your election of a new Guarantee Period from among those we offer at that time; or

     o your instructions to transfer the ending Fixed Account Value to one or more Sub-accounts of the Variable Account.

You may not elect a new Guarantee Period that is longer than the number of years remaining until the Income Date.

Transfers of Fixed Account Value

You may transfer Fixed Account Value from one of your Guarantee Periods to another or to one or more Sub-accounts of the Variable Account subject to any applicable market value adjustment. If the Fixed Account Value represents multiple Guarantee Periods, your transfer request must specify from which values you want the transfer made.

The Certificate allows us to limit the number of transfers you may make in a specified time period. Currently, we generally limit Variable Account and Fixed Account transfers to unlimited transfers per calendar year with a $500,000 per transfer dollar limit. See "Transfer of Variable Account Value" and "Limits on Transfers". These limitations will not apply to any transfer made at the end of a Guarantee Period. We will notify you prior to changing the current limitations.

You must request transfers in writing unless you have authorized us in writing to accept telephone transfer instructions from you or from a person acting on your behalf as an attorney-in-fact under a power of attorney. By authorizing us to accept telephone transfer instructions, you agree to the conditions and procedures we establish from time to time. The current conditions and procedures are in Appendix B. If you have authorized telephone transfers, you will be notified in advance of any changes. A person acting on your behalf as an attorney-in-fact under a power of attorney may request transfers in writing.

If we receive your transfer requests before 4:00 PM Eastern Time, or any other time for the close of trading on the New York Stock Exchange, we will execute them at the close of business that day. Any requests we receive later, we will execute at the close of the next business day.

If you transfer 100% of a Guarantee Period's value and your current allocation for purchase payments includes that Guarantee Period, we will automatically change the allocation formula for future purchase payments unless you instruct otherwise. For example, if the allocation formula is 50% to the One-Year Guarantee Period and 50% to Sub-account A and you transfer all Fixed Account Value to Sub-account A, we will change the allocation formula to 100% to Sub-account A.








                                APPENDIX B

                          TELEPHONE INSTRUCTIONS

Telephone Transfers of Certificate Values

1. If there are joint Certificate Owners, both must authorize us to accept telephone instructions but either Certificate Owner may give us telephone instructions.

2. All callers must identify themselves. We reserve the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to our satisfaction.

3. Neither we nor any person acting on our behalf shall be subject to any claim, loss, liability, cost or expense if we or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent. However, we will employ reasonable procedures to confirm that a telephone instruction is genuine and, if we do not, we may be liable for losses due to an unauthorized or fraudulent instruction. You thus bear the risk that an unauthorized or fraudulent instruction we execute may cause your Certificate Value to be lower than it would be had we not executed the instruction.

4. We record all conversations with disclosure at the time of the call.

5. The application for the Certificate may allow you to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, we will treat such power as durable in nature and it shall not be affected by your subsequent incapacity, disability or incompetency. Either we or the authorized person may cease to honor the power by sending written notice to you at your last known address. Neither we nor any person acting on our behalf shall be subject to liability for any act executed in good faith reliance upon a power of attorney.

6. Telephone authorization shall continue in force until:

     o  we receive your written revocation,
     o  we discontinue the privilege, or
     o we receive written evidence that you have entered into a market timing or asset allocation agreement with an investment adviser or with a broker/dealer.

7. If we receive telephone transfer instructions at 800-367-3653 before 4:00 P.M. Eastern Time or other close of trading on the New York Stock Exchange, they will be initiated that day based on the unit value prices calculated at the close of that day. We will initiate instructions we receive after the close of trading on the NYSE on the following business day.

8. Once we accept instructions, they may not be canceled.

9. You must make all transfers in accordance with the terms of the Certificate and current prospectus. If your transfer instructions are not in good order, we will not execute the transfer and will notify the caller within 48 hours.

10. If you transfer 100% of any Sub-account's value and the allocation formula for purchase payments includes that Sub-account, then we will change the allocation formula for future purchase payments accordingly unless we receive telephone instructions to the contrary. For example, if the allocation formula is 50% to Sub-account A and 50% to Sub-account B and you transfer all of Sub-account A's value to Sub-account B, we will change the allocation formula to 100% to Sub-account B unless you instruct us otherwise.

Telephone Changes to Purchase Payment Allocation Percentages

Numbers 1-6 above are applicable.


                                APPENDIX C

                       SYSTEMATIC WITHDRAWAL PROGRAM

Payment Type

There are three payment types available under all certificates (#1-3) and two that are available only under individual retirement annuities if the owner is under age 58-1/2 at time of the first payment (#4&5). We will not set up any payment type you select if we determine that the first payment amount will be less than $100.

  1. Percentage Method. We will apply a percentage specified by you, not to exceed 10%, to the Certificate Value at the time of the first payment, and pay you the total in equal payments based on the payment frequency you select. It is possible that the full percentage amount chosen will not be received in the initial Certificate Year under the program. A proportionate amount of the Percentage will be received based on the number of payments that will be made in the remainder of the Certificate Year in relation to the number of payments made annually under the selected payment frequency. For example, if the percentage chosen is 10% and the Certificate Year begins on January 2 and monthly payments begin on April 6 when the Certificate Value is $120,000, the monthly amount payable will be $1,000 (10% of $120,000, divided by 12). Nine payments (representing 9/12 of the 10% amount) will be made before the next January 2 anniversary. On the first payment date after the anniversary, (January 6 in this example), the dollar amount of the percentage will be recalculated and divided by 12 to determine the new monthly amount.

  2. Earnings Method. The payment amount is calculated at the time of each withdrawal by subtracting from the current Certificate Value (a) for the first withdrawal, the Certificate Value from one payment period prior (e.g., if the frequency is quarterly, the Certificate Value would be from three months prior) and (b) for each subsequent withdrawal, the Certificate Value at the time of the prior withdrawal. No payment will be made if the calculation amount is zero or less and payments will resume only when the calculation amount is greater than zero.

  3. Net Amount Method. You specify a set dollar amount for each withdrawal of at least $100. In the event a surrender charge is applicable to all or part of a withdrawal because your specified amount exceeds the "free withdrawal amounts", we will increase the withdrawal amount in order to create a net withdrawal amount equal to your specified amount.

  4. IRA Amortization Method. The systematic withdrawal amount will remain the same during the entire life expectancy period. We will calculate the payment amount based on the amortization method described in IRS Notice 89-25 (Q&A-12), using your Certificate Value on the date of the first payment, your life expectancy based on your attained age on the date of the first payment and IRS Table V, and an interest rate set by us on the date of the first payment that is not in excess of a reasonable rate.

  5. IRA Minimum Distribution Method. The systematic withdrawal amount will change each year during the life expectancy period. We will calculate the annual payment amount based on the minimum distribution method described in IRS Notice 89-25 (Q&A-12), by dividing your current Certificate Value at the time of each year's calculation by your then current life expectancy factor (the life expectancy factor is initially determined by your attained age on the date of the first payment and IRS Table V and it is then reduced by 1.0 when each succeeding year's calculation is made). The initial calculation of the annual payment amount will occur on the date of the first payment and each succeeding year's calculation will occur one year later. The annual payment calculated each year will be paid out in equal payments according to the frequency option chosen.

Payment Frequency and First Payment Date

You may request that withdrawals be made monthly, quarterly, semi-annually or annually. If, however, your selected payment frequency will create a withdrawal amount of less than $100, we will reduce the frequency of payments to an interval that will result in the withdrawal being at least $100.

Unless you select a later date by written request, the date of the first withdrawal will be (a) one payment period after the Certificate Date if you request systematic withdrawals at the time of your initial purchase payment or (b) one payment period after we receive your written request to begin systematic withdrawals. If, however, your written request is for an IRA Method (#4 or #5) and you made a partial withdrawal in the same Certificate Year, then the first withdrawal shall instead be on the next Certificate Anniversary.

Federal Income Tax Withholding

The taxable portion of withdrawals you receive from your Certificate is subject to 10% federal income tax withholding unless you elect not to have withholding apply. Any withholding will be deducted from the payment amount calculated under the payment type in effect.

You may elect not to have withholding apply to withdrawal payments by signing and dating an election of no withholding. You are liable for payment of federal income tax on the taxable portion of your withdrawal. You also may be subject to tax penalties if your withholding and estimated tax payments are not sufficient.

If you want federal income tax withholding to apply, please sign and date an election of withholding. Your election to withhold or to not withhold will remain in effect until you revoke it. You may revoke it at any time.

Direct Deposit of Payments

If you request direct deposit of systematic withdrawals to your checking or savings account, we will use our best effort to ensure that the correct amount is credited to your account within three business days of the payment date. If we transfer less than the correct amount, any shortfall will be corrected in full with the next transfer. If we transfer more than the correct amount or duplicate a transfer in error, any excess or duplicate amount, unless repaid to us in one sum, will be deducted from future transfers until we are repaid in full.

Important Income Tax Information

Payment Types 1-3. Systematic withdrawals will be taxed under the regular rules applicable to surrenders and not under the special exclusion ratio/amount rules applicable to annuity payments. All or part of each withdrawal may thus be taxable. In addition, anyone under the age of 59-1/2 at the time of a withdrawal may also be subject to a 10% federal income tax penalty on the taxable portion of the withdrawal. Our reporting to the Internal Revenue Service will be based on our opinion of the taxable amount and whether the penalty tax applies.

IRA Payment Types 4 and 5. Based on Internal Revenue Service requirements, we will report systematic withdrawals to them as 100% taxable. It is our opinion under current federal income tax laws that the withdrawals will not be subject to an additional 10% federal income penalty tax because they will be part of a series of substantially equal periodic payments made for your life expectancy. We will thus report to the Internal Revenue Service that no penalty tax applies. If, however, you end systematic withdrawals before the later of your attaining age 59-1/2 or five years after the first payment, you will then be subject to both retroactive 10% federal penalty taxes on all systematic withdrawals made before 59-1/2 and federal interest penalties on those taxes. Unlike you, we may not end your systematic withdrawals before your retroactive penalty tax period has expired.

Other Systematic Withdrawal Conditions

Under payment types #1-3, if any withdrawal would cause your Certificate Value to be reduced below the minimum value specified in your Certificate, that withdrawal will not be made and will contact you about modifying the withdrawal amount and/or the payment frequency so that withdrawals may resume. Your systematic withdrawals will continue until we receive your written revocation, we discontinue the program, or the annuitant or an owner dies. Once authorization terminates, systematic withdrawals cannot be resumed again until after the next Certificate Anniversary. At that time a new systematic withdrawal request form will be required. All additional withdrawals after termination will be treated as regular withdrawals and surrender charges may apply.

Under IRA payment types #4 and 5, you may not make a withdrawal outside the program or surrender the Certificate during the period of systematic withdrawals. Also, you may not make any additional purchase payments to the Certificate. Your systematic withdrawals will continue in force until we receive your written revocation, you die, or we discontinue the program after the later of your attaining age 59-1/2 or five years after your first payment. Once your authorization terminates, systematic withdrawals may not be resumed. All additional withdrawals after termination will be treated as regular withdrawals and surrender charges may apply.

For other information of a general nature, including circumstances under which the surrender charge and/or the Fixed Account market value adjustment may apply to any withdrawals, see "Systematic Withdrawal Program" under "OTHER SERVICES".

Distributed by:
Keyport Financial Services Corp.
125 High Street, Boston, MA 02110-2712



Issued by:
Keyport Benefit Life Insurance Company
125 High Street, Boston, MA 02110-2712


K.A.VAP 6/98

Yes. I would like to receive the New York Keyport Advisor Charter Variable Annuity Statement of Additional Information.
Yes. I would like to receive the Statement of Additional Information for the Eligible Funds of:
AIM Variable Insurance Funds, Inc.
The Alger American Fund
Alliance Variable Products Series Fund, Inc.
Liberty Variable Investment Trust
SteinRoe Variable Investment Trust
Templeton Variable Products Series Fund
Name
Address
City
State
Zip

                            BUSINESS REPLY MAIL

                FIRST CLASS MAIL PERMIT NO. 6719 BOSTON, MA

                     POSTAGE WILL BE PAID BY ADDRESSEE

                    KEYPORT BENEFIT LIFE INSURANCE CO.
                              125 HIGH STREET
                           BOSTON, MA 02110-2712

                                NO POSTAGE
                                 NECESSARY
                                 IF MAILED
                                  IN THE
                               UNITED STATES





                                  PART B

                    STATEMENT OF ADDITIONAL INFORMATION

                      GROUP FLEXIBLE PURCHASE PAYMENT
                    DEFERRED VARIABLE ANNUITY CONTRACT
                                 ISSUED BY
                            VARIABLE ACCOUNT A
                                    OF
        KEYPORT BENEFIT LIFE INSURANCE COMPANY ("Keyport Benefit")




This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the New York Keyport Advisor Charter variable annuity prospectus dated __________, 1999. The SAI is incorporated by reference into the prospectus. The prospectus is available, at no charge, by writing Keyport Benefit at 125 High Street, Boston, MA 02110 or by calling (800) 437-4466.


                             TABLE OF CONTENTS

                                                                     Page

Keyport Benefit Life Insurance Company..................................2
Variable Annuity Benefits...............................................2
  Variable Annuity Payment Values.......................................2
  Re-Allocating Sub-Account Payments....................................3
Safekeeping of Assets...................................................4
Principal Underwriter...................................................4
Experts.................................................................4
Investment Performance..................................................4
  Yields for Stein Roe Money Market Sub-Account.........................
Financial Statements....................................................
  Variable Account A
  Keyport Benefit Life Insurance Company................................


The date of this statement of additional information is ___________, 1999.


                  KEYPORT BENEFIT LIFE INSURANCE COMPANY

Liberty Mutual Insurance Company ("Liberty Mutual"), a multi-line insurance company, is the ultimate corporate parent of Keyport Benefit. Liberty Mutual ultimately controls Keyport Benefit through the following intervening holding company subsidiaries: Liberty Mutual Equity Corporation, LFC Holdings Inc., Liberty Financial Companies, Inc. ("LFC"), SteinRoe Services, Inc. and Keyport Life Insurance Company. Liberty Mutual, as of December 31, 1998, owned, indirectly, approximately 72% of the combined voting power of the outstanding stock of LFC (with the balance being publicly held). For additional information about Keyport Benefit, see page 8 of the prospectus.

                         VARIABLE ANNUITY BENEFITS

Variable Annuity Payment Values

For each variable payment option, the total dollar amount of each periodic payment will be equal to: (a) the sum of all Sub-Account payments; less (b) the pro-rata amount of the annual Certificate Maintenance Charge.

The first payment for each Sub-Account will be determined by deducting any applicable Certificate Maintenance Charge and any applicable state premium taxes and then dividing the remaining value of that Sub-Account by $1,000 and multiplying the result by the greater of: (a) the applicable factor from the Certificate's annuity table for the particular payment option; or
(b) the factor currently offered by Keyport Benefit at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.

The number of Annuity Units for each Sub-Account will be determined by dividing such first payment by the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the first payment. The number of Annuity Units remains fixed for the annuity payment period. Each Sub-Account payment after the first one will be determined by multiplying (a) by (b), where: (a) is the number of Sub-Account Annuity Units; and (b) is the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the particular payment.

Variable annuity payments will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect annuity payments, Keyport Benefit uses an Annuity Unit value. Each Sub-Account has its own Annuity Units and value per Unit. The Annuity Unit value applicable during any Valuation Period is determined at the end of such period.

When Keyport Benefit first purchased Eligible Fund shares on behalf of the Variable Account, Keyport Benefit valued each Annuity Unit for each Sub-Account at a specified dollar amount. The Unit value for each Sub-Account in any Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Annuity Unit may increase or decrease from Valuation Period to Valuation Period. For each assumed annual investment rate (AIR), Keyport Benefit calculates a net investment factor for each Sub-Account by dividing (a) by (b), where:

   (a) is equal to the net investment factor as defined in the prospectus without any deduction for the sales charge defined in (c)(ii) of the
        net investment factor formula; and

   (b) is the assumed investment factor for the current Valuation Period. The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any
        Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed annual investment rate (AIR). The AIR for Annuity Units based on the Contract's annuity tables is 5% per year. An AIR of 3% per year is also currently available upon Written Request.

With  a  particular  AIR, payments after the first  one  will  increase  or decrease from month to month based on whether the actual annualized investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge) is better or worse than the assumed AIR percentage. If a given amount of Sub-Account value is applied to a particular payment option, the initial payment will be smaller if a 3% AIR is selected instead of a 5% AIR but, all other things being equal, the subsequent 3% AIR payments have the potential for increasing in amount by a larger percentage and for decreasing in amount by a smaller percentage. For example, consider what would happen if the actual annualized investment return (see the first sentence of this paragraph) is 9%, 5%, 3%, or 0%
between the time of the first and second payments. With an actual 9% return, the 3% AIR and 5% AIR payments would both increase in amount but the 3% AIR payment would increase by a larger percentage. With an actual 5% return, the 3% AIR payment would increase in amount while the 5% AIR payment  would  stay the same.  With an actual return of  3%,  the  3%  AIR payment would stay the same while the 5% AIR payment would decrease in amount. Finally, with an actual return of 0%, the 3% AIR and 5% AIR payments would both decrease in amount but the 3% AIR payment would decrease by a smaller percentage. Note that the changes in payment amounts described above are on a percentage basis and thus do not illustrate when, if ever, the 3% AIR payment amount might become larger than the 5% AIR payment amount. Note though that if Option A (Income for a Fixed Number of Years) is selected and payments continue for the entire period, the 3% AIR payment amount will start out being smaller than the 5% AIR payment amount but eventually the 3% AIR payment amount will become larger than the 5% AIR payment amount.

Re-Allocating Sub-Account Payments

The number of Annuity Units for each Sub-Account under any variable annuity option will remain fixed during the entire annuity payment period unless the payee makes a written request for a change. Currently, a payee can instruct Keyport Benefit to change the Sub-Account(s) used to determine the amount of the variable annuity payments 1 time every 12 months. The payee's request must specify the percentage of the annuity payment that is to be based on the investment performance of each Sub-Account. The percentage for each Sub-Account, if not zero, must be at least 5% and must be a whole number. At the end of the Valuation Period during which Keyport Benefit receives the request, Keyport Benefit will: (a) value the Annuity Units for each Sub-Account to create a total annuity value; (b) apply the new percentages the payee has selected to this total value; and (c) recompute the number of Annuity Units for each Sub-Account. This new number of units will remain fixed for the remainder of the payment period unless the payee requests another change.

                           SAFEKEEPING OF ASSETS

Keyport Benefit is responsible for the safekeeping of the assets of the Variable Account.

Keyport Benefit has responsibility for providing all administration of the Certificates and the Variable Account. This administration includes, but is not limited to, preparation of the Contracts and Certificates, maintenance of Certificate Owners' records, and all accounting, valuation, regulatory and reporting requirements. Keyport Benefit has contracted with Keyport Life Insurance Company, its corporate parent, to provide all administration for the Contracts and Certificates, as its agent. Keyport Benefit pays Keyport Life Insurance Company for the costs it incurs for providing those administrative services.

                           PRINCIPAL UNDERWRITER

The   Contract  and  Certificates,  which  are  offered  continuously,  are distributed by Keyport Financial Services Corp. ("KFSC"), which is an affiliate of Keyport Benefit.

                                  EXPERTS

The statutory-basis financial statements of Keyport Benefit Life Insurance Company (formerly American Benefit Life Insurance Company) as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                          INVESTMENT PERFORMANCE

The Variable Account may from time to time quote performance information concerning its various Sub-Accounts. A Sub-Account's performance may also be compared to the performance of sub-accounts used with variable annuities offered by other insurance companies. This comparative information may be expressed as a ranking prepared by Financial Planning Resources, Inc. of Miami, FL (The VARDS Report), Lipper Analytical Services, Inc., or by Morningstar, Inc. of Chicago, IL (Morningstar's Variable Annuity Performance Report), which are independent services that compare the performance of variable annuity sub-accounts. The rankings are done on the basis of changes in accumulation unit values over time and do not take into account any charges (such as sales charges or administrative charges) that are deducted directly from contract values.

Ibbotson Associates of Chicago, IL provides historical returns from 1926 on capital markets in the United States. The Variable Account may quote the performance of its Sub-Accounts in conjunction with the long-term performance of capital markets in order to illustrate general long-term risk versus reward investment scenarios. Capital markets tracked by Ibbotson Associates include common stocks, small company stocks, long-term corporate bonds, long-term government bonds, U.S. Treasury Bills, and the U.S. inflation rate. Historical total returns are determined by Ibbotson Associates for: Common Stocks, represented by the Standard and Poor's Composite Stock Price Index (an unmanaged weighted index of 90 stocks prior to March 1957 and 500 stocks thereafter of industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market); Small Company Stocks, represented by the fifth capitalization quintile (i.e., the ninth and tenth deciles) of stocks on the New York Stock Exchange for 1926-1981 and by the performance of the Dimensional Fund Advisors Small Company 9/10 (for ninth and tenth deciles) Fund thereafter; Long Term Corporate Bonds, represented beginning in 1969 by the Salomon Brothers Long-Term High-Grade Corporate Bond Index, which is an unmanaged index of nearly all Aaa and Aa rated bonds, represented for 1946-1968 by backdating the Salomon Brothers Index using Salomon Brothers' monthly yield data with a methodology similar to that used by Salomon Brothers in computing its Index, and represented for 1925-1945 through the use of the Standard and Poor's monthly High-Grade
Corporate Composite yield data, assuming a 4% coupon and a 20-year maturity; Long-Term Government Bonds, measured each year using a portfolio containing one U.S. government bond with a term of approximately twenty years and a reasonably current coupon; U.S. Treasury Bills, measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the shortest-term bill having not less than one month to maturity; Inflation, measured by the Consumer Price Index for all Urban Consumers, not seasonably adjusted, since January, 1978 and by the Consumer Price Index before then. The stock capital markets may be contrasted with the corporate bond and U.S. government securities capital markets. Unlike an investment in stock, an investment in a bond that is held to maturity provides a fixed rate of return. Bonds have a senior priority to common stocks in the event the issuer is liquidated and interest on bonds is generally paid by the issuer before it makes any distributions to common stock owners. Bonds rated in the two highest rating categories are considered high quality and present minimal risk of default. An additional advantage of investing in U.S. government bonds and Treasury bills is that they are backed by the full faith and credit of the U.S. government and thus have virtually no risk of default. Although government securities fluctuate in price, they are highly liquid.

Yield for Stein Roe Money Market Sub-Account

Yield for the Stein Roe Money Market Sub-Account is calculated using the method prescribed by the Securities and Exchange Commission. Yield reflects the deduction of the annual 1.40% asset-based Certificate charge and, on an allocated basis, the Certificate's annual $36 Certificate Maintenance Charge. The yield does not reflect Contingent Deferred Sales Charges and premium tax charges. The yield would be lower if these charges were included. The following is the standardized formula:

Yield equals:   (A - B - 1) X  365
                   C           7

Where:

     A =    the Accumulation Unit value at the end of the 7-day period.

     B = hypothetical Certificate Maintenance Charge for the 7-day period. The assumed annual Stein Roe Money Market Sub-Account charge is equal to the $36 Certificate charge multiplied by a fraction equal to the average number of Certificates with Stein Roe Money Market Sub-Account value during the 7-day period divided by the average total number of Certificates during the 7-day period. This annual amount is converted to a 7-day charge
            by multiplying it by 7/365. It is then equated to an Accumulation Unit size basis by multiplying it by a fraction equal to the average value of one Stein Roe Money Market Sub-Account Accumulation Unit during the 7-day period divided by the
            average Certificate Value in Stein Roe Money Market Sub-Account during the 7-day period.

    C = the Accumulation Unit value at the beginning of the 7-day period.

The yield formula assumes that the weekly net income generated by an investment in the Stein Roe Money Market Sub-Account will continue over an entire year.

                           FINANCIAL STATEMENTS

The financial statements of the Variable Account and Keyport Benefit Life Insurance Company are included in the statement of additional information. The financial statements of Keyport Benefit Life Insurance Company are provided as relevant to its ability to meet its financial obligations under the Certificates and should not be considered as bearing on the investment performance of the assets held in the Variable Account.



                           Financial Statements
                            Variable Account A
                  Keyport Benefit Life Insurance Company
                        [to be filed by Amendment]






                                  PART C

Item 24.  Financial Statements and Exhibits

     (a)  Statutory-Basis Financial Statements:
          Included in Part B:
          Variable Account A:
             Statement of Assets and Liabilities - December 31, 1998 Statement of Operations and Changes in Net Assets for the year ended December 31, 1998
             Notes to Financial Statements
          Keyport Benefit Life Insurance Company:
             Balance Sheets for the years ended December 31, 1998 and 1997.
              Statements  of  Operations for the years ended  December  31,
            1998,
                1997 and 1996.
             Statements of Changes in Capital and Surplus for the years ended December 31, 1998, 1997 and 1996.
              Statements  of  Cash Flows for the years ended  December  31,
            1998,
                1997 and 1996.
             Notes to Financial Statements

     (b)  Exhibits:

    **    (1)  Resolution of the Board of Directors establishing Variable
               Account A

          (2)  Not applicable

    **    (3a) Form of Principal Underwriter's Agreement

    **    (3b) Specimen Agreement between Principal Underwriter and Dealer

    **    (4a) Form of Group Variable Annuity Contract of Keyport Benefit
               Life Insurance Company

    **    (4b) Form  of  Group  Variable  Annuity  Certificate  of  Keyport
               Benefit
               Life Insurance Company

    **    (4c) Form of Tax-Sheltered Annuity Endorsement

    **    (4d) Form of Individual Retirement Annuity Endorsement

    **    (4e) Form of Corporate/Keogh 401(a) Plan Endorsement

    **    (4f) Form of Unisex Endorsement

    **    (4g) Form of Qualified Plan Endorsement

    ****  (4h) Specimen Group Variable Annuity Contract of Keyport Benefit
               Life Insurance Company

    ****  (4i) Specimen Variable Annuity Certificate of Keyport Benefit
               Life Insurance Company

    **    (5a) Form of Application for a Group Variable Annuity Contract

    **    (5b) Form of Application for a Group Variable Annuity Certificate

    ***   (6a) Articles of Incorporation of Keyport Benefit Life Insurance
               Company

    ***   (6b) By-Laws of Keyport Benefit Life Insurance Company

          (7)  Not applicable

    **    (8a) Form of Participation Agreement

    ***   (8b) Participation Agreement By and Among Keyport Benefit
               Life Insurance Company, Keyport Financial Services Corp., and SteinRoe Variable Investment Trust

    ****  (8c) Participation Agreement Among The Alger American Fund,
               Keyport Benefit Life Insurance Company, and Fred Alger and Company, Incorporated

    ****  (8d) Participation Agreement Among Alliance Variable Products
                 Series  Fund,  Inc.,  Alliance  Fund  Distributors,  Inc.,
Alliance
               Capital Management L.P., and Keyport Benefit Life Insurance
               Company

    ****  (8e) Participation Agreement By and Among Keyport Benefit Life
               Insurance Company, Keyport Financial Services Corp., and Liberty Variable Investment Trust

    #     (8f) Participation Agreement By and Among AIM Variable Insurance
               Funds, Inc., Keyport Benefit Life Insurance Company, on Behalf of Itself and its Separate Accounts, and Keyport Financial Services Corp.

    +     (8g) Participation Agreement Among Templeton Variable Products
               Series Fund, Franklin Templeton Distributors, Inc. and Keyport Benefit Life Insurance Company

    +     (9)  Opinion and Consent of Counsel

    +     (10) Consent of Independent Auditors

          (11) Not applicable

          (12) Not applicable

    +     (13) Schedule for Computations of Performance Quotations

    *     (15) Chart of Affiliations

    **    (16) Powers of Attorney

    **    (17) Specimen Tax-Sheltered Annuity Acknowledgement

    **    (18) Form of Administrative Services Agreement

    +     (27) Financial Data Schedule

* Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement (Files No. 333-1043; 811-7543) filed on or about
     February 6, 1998.

** Incorporated by reference to Registration Statement (Files No. 333-45727; 811-08635) filed on or about February 6, 1998.

*** Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement (Files No. 333-45727; 811-08635) filed on or about June 15, 1998.

**** Incorporated by reference to Post-Effective Amendment No. 1 to the
     Registration Statement (Files No. 333-45727; 811-08635) filed on or about June 30, 1998.

# Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement (Files No. 333-45727; 811-08635) filed on or about July 23, 1998.

+    To be Filed by Amendment.

Item 25.  Officers and Directors of the Depositor.

Name and                       Position and Offices
Business Address*              with Depositor

William P. Donohue             Director
Senior Advisor
Bentley Associates LP
1155 Avenue of the Americas
New York, NY 10036

Peter M. Lehrer                Director
Opus Three Ltd.
550 Mamaroneck Ave.
Harrison, NY 10528

Jeff S. Liebmann               Director
Partner
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019-6092

Christopher C. York            Director
Principal
C.C. York Company
200 Rector Place, 18-E
New York, NY 11280-1101

Paul H. LeFevre, Jr.           Director, Acting President and Executive
Vice
                               President

Bernard R. Beckerlegge         Director, Senior Vice President and General
                               Counsel

Bernhard M. Koch               Director, Senior Vice President and Chief
                               Financial Officer

Stewart R. Morrison            Senior Vice President and Chief Investment
                               Officer

Francis E. Reinhart            Senior Vice President and Chief Information
                               Officer

Mark R. Tully                  Senior Vice President and Chief Sales
Officer

Garth A. Bernard               Vice President

Daniel C. Bryant               Vice President and Assistant Secretary

James P. Greaton               Vice President and Corporate Actuary

Jacob M. Herschler             Vice President

Kenneth M. Hughes              Vice President

James J. Klopper               Vice President and Secretary

Jeffrey J. Lobo                Vice President-Risk Management

Suzanne E. Lyons               Vice President-Human Resources

Jeffery J. Whitehead           Vice President and Treasurer

John G. Bonvouloir             Assistant Vice President and Assistant
                               Treasurer

Alan R. Downey                 Assistant Vice President

Scott E. Morin                 Assistant Vice President and Controller

Donald A. Truman               Assistant Secretary

Daniel Yin                     Assistant Vice President

*125 High Street, Boston, Massachusetts 02110, unless noted otherwise

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

       The Depositor controls the Registrant, and is a wholly-owned subsidiary of Keyport Life Insurance Company, which controls KMA Variable Account, Keyport 401 Variable Account, Keyport Variable Account I, and Keyport Variable Account II.

      The Depositor is under common control with Keyport Financial Services Corp. (KFSC), a Massachusetts corporation functioning as a broker/dealer of securities. KFSC files separate financial statements.

      The Depositor is under common control with Liberty Advisory Services Corp. (LASC), a Massachusetts corporation functioning as an investment adviser. LASC files separate financial statements.

      The Depositor is under common control with Independence Life and Annuity Company ("Independence Life"), a Rhode Island corporation functioning as a life insurance company. Independence Life files separate financial statements.

      Chart for the affiliations of the Depositor is incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement (Files No. 333-1043; 811-7543) filed on or about February 6, 1998.

Item 27.  Number of Contract Owners.

     None.

Item 28.  Indemnification.

      Directors and officers of the Depositor and the principal underwriter are covered persons under Directors and Officers/Errors and Omissions liability insurance policies. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers under such insurance policies, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the variable annuity contracts, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters.

      Keyport Financial Services Corp. (KFSC) is principal underwriter of the SteinRoe Variable Investment Trust and the Liberty Variable Investment Trust, which offer eligible funds for variable annuity and variable life insurance contracts. KFSC is the principal underwriter for Variable Account A of Keyport Benefit Life Insurance Company. KFSC is also principal underwriter for Variable Account J and Variable Account K of Liberty Life Assurance Company of Boston and for the KMA Variable Account, Variable Account A and Keyport Variable Account-I of Keyport Life Insurance Company and for the Independence Variable Annuity Account and Independence Variable Life Account of Independence Life and Annuity Company, which are affiliated companies of Keyport Benefit.

The directors and officers are:

Name and Principal       Position and Offices
Business Address*        with Underwriter

Jacob M. Herschler       Director

Paul T. Holman           Director and Assistant Clerk

James J. Klopper         Director, President and Clerk

Daniel C. Bryant         Vice President

Rogelio P. Japlit        Treasurer

Donald A. Truman         Assistant Clerk

     *125 High Street, Boston, Massachusetts 02110.

Item 30.  Location of Accounts and Records.

     Keyport Benefit Life Insurance Company, 125 High St., Boston, MA 02110

     Keyport Life Insurance Company, 125 High St., Boston, MA 02110

Item 31.  Management Services.

     Not applicable.

Item 32.  Undertakings.

      The Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

      The Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
(2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

      The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

      Registrant represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code. Registrant further represents that it has complied with the provisions of paragraphs (1) - (4) of that letter. Specimen of acknowledgement form used to comply with paragraph (4) is included as Exhibit 17 in this Registration Statement.

Representation

      Depositor represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor. Further, this representation applies to each form of the contract described in a prospectus and statement of additional information included in this Registration Statement.








                                SIGNATURES


                                SIGNATURES


      As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Boston and Commonwealth of Massachusetts, on this 26th day of March, l999.


                                           Variable Account A
                                            (Registrant)


                              By: Keyport Benefit Life Insurance Company
                                               (Depositor)



                              By:  /s/ Paul H. LeFevre, Jr.
                                   Paul H. LeFevre, Jr.
                                   Acting President








As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/JOHN W. ROSENSTEEL*              /s/PAUL H. LEFEVRE, JR.     3/26/99
JOHN W. ROSENSTEE.                  PAUL H. LEFEVRE, JR.
Chairman of the Board               President

/s/BERNARD R. BECKERLEGGE*          /s/BERNHARD M. KOCH*
BERNARD R. BECKERLEGGE              BERNHARD M. KOCH
Director                            Chief Financial Officer

/s/WILLIAM P. DONOHUE*
WILLIAM P. DONOHUE
Director

/s/BERNHARD M. KOCH*
BERNHARD M. KOCH
Director

/s/PAUL H. LEFEVRE, JR.      3/26/99
PAUL H. LEFEVRE, JR.
Director
                               *BY: /s/James J. Klopper     March 26, 1999
/s/PETER M. LEHRER*                 James J. Klopper           Date
PETER M. LEHRER                     Attorney-in-Fact
Director

/s/JEFF S. LIEBMANN*
JEFF S. LIEBMANN
Director

/s/CHRISTOPHER C. YORK*
CHRISTOPHER C. YORK
Director



* James J. Klopper has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Depositor pursuant to powers of attorney duly executed by such persons and included as Exhibit 16 in the Registration Statement on Form N-4 filed on or about February 6, 1998 (Files No. 333-45727; 811-08635).